Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 14, 2015)

Hexion Inc.	Hexion Nova Scotia Finance, ULC
$114,016,000
9.00% Second-Priority Senior Secured Notes due 2020

This is supplement No. 3 to the prospectus dated May 14, 2015 that relates to the 9.00% Second-Priority Senior Secured Notes due 2020 (the “Notes”), issued by Hexion Inc. (“Hexion”), as successor by merger to Hexion U.S. Finance Corp., and Hexion Nova Scotia Finance, ULC, which is a wholly-owned subsidiary of Hexion (each a “Co-Issuer” and also referred to herein as, an “Issuer”). The Notes and the related guarantees thereof have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-176961.
The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”
We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments
We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Hexion for the quarterly period ended September 30, 2015 filed on November 9, 2015 and the financial statements for Hexion International Holdings Cooperatief U.A. for the nine months ended September 30, 2015 and 2014. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated May 14, 2015, as supplemented from time to time.

See “Risk Factors” beginning on page 20 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-71

  HEXION INC.
(Exact name of registrant as specified in its charter)

New Jersey	13-0511250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

180 East Broad St., Columbus, OH 43215	614-225-4000
(Address of principal executive offices including zip code)	(Registrant’s telephone number including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒ No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐ No  ☒.
Number of shares of common stock, par value $0.01 per share, outstanding as of the close of business on November 1, 2015: 82,556,847

HEXION INC.

HEXION INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share data)	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $8 and $16, respectively)	$195	$172
Short-term investments	—	7
Accounts receivable (net of allowance for doubtful accounts of $15 and $14, respectively)	579	591
Inventories:
Finished and in-process goods	258	290
Raw materials and supplies	104	110
Other current assets	68	73
Total current assets	1,204	1,243
Investment in unconsolidated entities	36	48
Deferred income taxes	16	18
Other long-term assets	106	110
Property and equipment:
Land	85	89
Buildings	292	302
Machinery and equipment	2,399	2,419
	2,776	2,810
Less accumulated depreciation	(1,733)	(1,755)
	1,043	1,055
Goodwill	124	119
Other intangible assets, net	69	81
Total assets	$2,598	$2,674
Liabilities and Deficit
Current liabilities:
Accounts payable	$386	$426
Debt payable within one year	75	99
Interest payable	102	82
Income taxes payable	21	12
Accrued payroll and incentive compensation	71	67
Other current liabilities	118	135
Total current liabilities	773	821
Long-term liabilities:
Long-term debt	3,843	3,735
Long-term pension and post employment benefit obligations	252	278
Deferred income taxes	18	19
Other long-term liabilities	164	171
Total liabilities	5,050	5,024
Commitments and contingencies (See Note 7)
Deficit
Common stock—$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at September 30, 2015 and December 31, 2014	1	1
Paid-in capital	526	526
Treasury stock, at cost—88,049,059 shares	(296)	(296)
Accumulated other comprehensive income	—	73
Accumulated deficit	(2,681)	(2,652)
Total Hexion Inc. shareholder’s deficit	(2,450)	(2,348)
Noncontrolling interest	(2)	(2)
Total deficit	(2,452)	(2,350)
Total liabilities and deficit	$2,598	$2,674
See Notes to Condensed Consolidated Financial Statements
HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2015	2014	2015	2014
Net sales	$1,065	$1,347	$3,231	$3,977
Cost of sales	905	1,188	2,753	3,487
Gross profit	160	159	478	490
Selling, general and administrative expense	71	82	229	269
Business realignment costs	3	6	11	24
Other operating expense, net	12	4	22	7
Operating income	74	67	216	190
Interest expense, net	84	77	245	230
Gain on extinguishment of debt	(14)	—	(14)	—
Other non-operating expense (income), net	—	18	(1)	23
Income (loss) before income tax and earnings from unconsolidated entities	4	(28)	(14)	(63)
Income tax expense	1	2	28	17
Income (loss) before earnings from unconsolidated entities	3	(30)	(42)	(80)
Earnings from unconsolidated entities, net of taxes	4	4	13	14
Net income (loss)	$7	$(26)	$(29)	$(66)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2015	2014	2015	2014
Net income (loss)	$7	$(26)	$(29)	$(66)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(24)	(40)	(73)	(41)
Other comprehensive loss	(24)	(40)	(73)	(41)
Comprehensive loss	$(17)	$(66)	$(102)	$(107)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2015	2014
Cash flows provided by (used in) operating activities
Net loss	$(29)	$(66)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	102	109
Deferred tax expense (benefit)	2	(2)
Gain on step acquisition (see Note 12)	(5)	—
Gain on extinguishment of debt (see Note 6)	(14)	—
Unrealized foreign currency losses	19	32
Other non-cash adjustments	3	(3)
Net change in assets and liabilities:
Accounts receivable	(30)	(142)
Inventories	14	(92)
Accounts payable	(25)	40
Income taxes payable	10	(4)
Other assets, current and non-current	13	34
Other liabilities, current and long-term	6	(38)
Net cash provided by (used in) operating activities	66	(132)
Cash flows used in investing activities
Capital expenditures	(122)	(133)
Purchase of businesses, net of cash acquired	(7)	(64)
Proceeds from the sale of investments, net	6	(4)
Change in restricted cash	8	(2)
Proceeds from sale of assets	1	—
Disbursement of affiliated loan	—	(50)
Repayment of affiliated loan	—	50
Funds remitted to unconsolidated affiliates, net	—	(2)
Net cash used in investing activities	(114)	(205)
Cash flows provided by financing activities
Net short-term debt (repayments) borrowings	(1)	25
Borrowings of long-term debt	492	213
Repayments of long-term debt	(393)	(174)
Long-term debt and credit facility financing fees	(10)	—
Net cash provided by financing activities	88	64
Effect of exchange rates on cash and cash equivalents	(9)	(5)
Increase (decrease) in cash and cash equivalents	31	(278)
Cash and cash equivalents (unrestricted) at beginning of period	156	379
Cash and cash equivalents (unrestricted) at end of period	$187	$101
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$214	$215
Income taxes, net	12	23
Non-cash investing activities:
Non-cash assumption of debt on step acquisition (see Note 12)	$18	$—
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENT OF DEFICIT (Unaudited)

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Hexion Inc. Deficit	Noncontrolling Interest	Total
Balance at December 31, 2014	$1	$526	$(296)	$73	$(2,652)	$(2,348)	$(2)	$(2,350)
Net loss	—	—	—	—	(29)	(29)	—	(29)
Other comprehensive loss	—	—	—	(73)	—	(73)	—	(73)
Balance at September 30, 2015	$1	$526	$(296)	$—	$(2,681)	$(2,450)	$(2)	$(2,452)

See Notes to Condensed Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions, except share data)
1. Background and Basis of Presentation
Based in Columbus, Ohio, Hexion Inc. (which may be referred to as “Hexion” or the “Company”) serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. The Company’s business is organized based on the products offered and the markets served. At September 30, 2015, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.
The Company’s direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.
The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments considered necessary for a fair statement have been included. Results for the interim periods are not necessarily indicative of results for the entire year.
Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s Current Report on Form 8-K dated June 10, 2015, which revised the Consolidated Financial Statements and the accompanying notes included within Item 8 of the Company’s 2014 Annual Report on Form 10-K, to reflect management’s accounting methodology change for the Company’s pension and other non-pension postretirement benefit (“OPEB”) plans. See Note 2.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and also requires the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Change in Accounting Policy—In the first quarter of 2015, the Company elected to change its accounting policies related to the recognition of gains and losses for pension and OPEB plans to a more preferable policy under U.S. GAAP. Specifically, such gains and losses historically recognized as a component of Other comprehensive income, and amortized into net income in future periods, will be recognized in earnings in the period in which they occur. In addition, the Company has changed its policy for recognizing expected returns on plan assets from a market-related value method (based on a five-year smoothing of asset returns), to a fair value method.
Under the new policies, upon the Company’s annual remeasurement of its pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant remeasurement, the Company will immediately recognize gains and losses as a mark-to-market (“MTM”) gain or loss through earnings. As such, under the new policies, the Company’s net periodic pension and OPEB expense recognized on a quarterly basis will consist of i) service cost, interest cost, expected return on plan assets, amortization of prior service cost/credits and ii) MTM adjustments recognized annually in the fourth quarter upon remeasurement of pension and OPEB liabilities or when triggering events warrant remeasurement. The Company believes that these changes are preferable as they provide greater transparency of the Company’s economic obligations in accounting results and better alignment with fair value accounting principles by recognizing the effects of economic and interest rate changes on pension and OPEB assets and liabilities in the year in which the gains and losses are incurred.

The impact of these pension and OPEB accounting policy changes was applied through retrospective application of the new policies to all periods presented. Accordingly, all relevant information as of, and for the three and nine months ended, September 30, 2015 and all prior periods has been adjusted to reflect the application of the changes. As of January 1, 2015, the cumulative effect of these changes was a $229 increase to “Accumulated deficit”, a $232 decrease to “Accumulated other comprehensive loss”, a $2 increase to “Finished and in-process goods” and a $1 increase to “Noncontrolling interest” in the unaudited Condensed Consolidated Balance Sheets. The effects of the aforementioned accounting policy changes to the unaudited Condensed Consolidated Financial Statements are as follows:

	Previous Accounting Method	Effect of Accounting Change	As Reported
Unaudited Condensed Consolidated Statement of Operations for the three months ended September 30, 2015:
Cost of sales	$907	$(2)	$905
Selling, general and administrative expense	74	(3)	71
Net income	2	5	7
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2015:
Net income	$2	$5	$7
Gain recognized from pension and postretirement benefits	5	(5)	—

	As Previously Reported	Effect of Accounting Change	As Adjusted
Unaudited Condensed Consolidated Statement of Operations for the three months ended September 30, 2014:
Selling, general and administrative expense	$84	$(2)	$82
Net loss	(28)	2	(26)
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2014:
Net loss	$(28)	$2	$(26)
Gain recognized from pension and postretirement benefits	1	(1)	—
Comprehensive loss	(67)	1	(66)

	Previous Accounting Method	Effect of Accounting Change	As Reported
Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2015:
Cost of sales	$2,757	$(4)	$2,753
Selling, general and administrative expense	238	(9)	229
Net loss	(42)	13	(29)
Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2015:
Net loss	$(42)	$13	$(29)
Changes in inventories	12	2	14
Net changes in other liabilities, current and long-term	21	(15)	6
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2015:
Net loss	$(42)	$13	$(29)
Gain recognized from pension and postretirement benefits	16	(16)	—
Comprehensive loss	(99)	(3)	(102)

	As Previously Reported	Effect of Accounting Change	As Adjusted
Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2014:
Cost of sales	$3,491	$(4)	$3,487
Selling, general and administrative expense	275	(6)	269
Income tax expense	23	(6)	17
Net loss	(82)	16	(66)
Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2014:
Net loss	$(82)	$16	$(66)
Changes in inventories	(90)	(2)	(92)
Changes in income taxes payable	3	(7)	(4)
Net changes in other liabilities, current and long-term	(31)	(7)	(38)
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2014:
Net loss	$(82)	$16	$(66)
Gain recognized from pension and postretirement benefits	6	(6)	—
Comprehensive loss	(117)	10	(107)
In addition, the effect of these accounting changes increased Segment EBITDA by $3 and $9 for the three and nine months ended September 30, 2014, respectively. For additional discussion and a reconciliation of Segment EBITDA to “Net income (loss)”, see Note 9.
The notes to the unaudited Condensed Consolidated Financial Statements herein have been adjusted to reflect the impact of these changes accordingly.
Subsequent Events—The Company has evaluated events and transactions subsequent to September 30, 2015 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.
In January 2015, the FASB issued Accounting Standards Board Update No. 2015-01:  Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of  extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on the Company’s financial statements.
In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, ASU 2015-03 was amended by Accounting Standards Board Update No. 2015-15: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 adds language to ASU 2015-03 based on the SEC Staff Announcement that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03, as amended by ASU 2015-15, is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The Company plans to early adopt ASU 2015-03 as of December 31, 2015. Based on unamortized debt issuance costs as of September 30, 2015, the Company estimates approximately $55 of debt issuance costs would be reclassified from “Other long-term assets” to “Long term debt” within the Company’s Consolidated Balance Sheets.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently assessing the potential impact of ASU 2015-11 on its financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”) as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on the Company’s financial statements.
3. Restructuring and Cost Reduction Programs
In 2014, in response to an uncertain economic outlook, the Company initiated significant restructuring and cost reduction programs with the intent to optimize its cost structure and bring manufacturing capacity in line with demand. The Company estimates that these activities will continue to occur over the next 6 to 12 months. As of September 30, 2015 the total costs expected to be incurred on restructuring and cost reduction activities are estimated at $17, consisting primarily of workforce reduction costs.
The following table summarizes restructuring and cost reduction information:

	Epoxy, Phenolic and Coating Resins	Corporate and Other	Total
Restructuring costs expected to be incurred	$11	$6	$17
Cumulative restructuring costs incurred through September 30, 2015	$11	$6	$17

Accrued liability at December 31, 2014	$9	$3	$12
Restructuring charges	1	3	4
Payments	(6)	(4)	(10)
Accrued liability at September 30, 2015	$4	$2	$6
Workforce reduction costs primarily relate to non-voluntary employee termination benefits and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the three and nine months ended September 30, 2015, charges of $2 and $4, respectively, were recorded in “Business realignment costs” in the unaudited Condensed Consolidated Statements of Operations. At September 30, 2015 and December 31, 2014, the Company had accrued $6 and $12 for restructuring liabilities in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets.
4. Related Party Transactions
Administrative Service, Management and Consulting Arrangement
The Company is subject to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, the Company receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the calendar year 2015.

During the three months ended September 30, 2015 and 2014 and during the nine months ended September 30, 2015 and 2014, the Company recognized expense under the Management Consulting Agreement of $1 and $2, respectively. This amount is included in “Other operating expense, net” in the Company’s unaudited Condensed Consolidated Statements of Operations.
Participation of Apollo Global Securities in 2015 Refinancing Transactions
During the nine months ended September 30, 2015, Apollo Global Securities, LLC, an affiliate of Apollo, acted as one of the initial purchasers and received less than $1 in connection with the sale of the $315 aggregate principal amount of the Company’s 10.00% First-Priority Senior Secured Notes due 2020.
Transactions with MPM
Shared Services Agreement
On October 1, 2010, the Company entered into a shared services agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) (the “Shared Services Agreement”). Under this agreement, the Company provides to MPM, and MPM provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and MPM. The Shared Services Agreement was renewed for one year starting October 2015 and is subject to termination by either the Company or MPM, without cause, on not less than 30 days’ written notice, and expires in October 2016 (subject to one-year renewals every year thereafter; absent contrary notice from either party).
On April 13, 2014, Momentive Performance Materials Holdings Inc. (MPM’s direct parent company at such date), MPM and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 24, 2014, in conjunction with MPM’s emergence from Chapter 11 bankruptcy and the consummation of MPM’s plan of reorganization, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party firm to assist the Shared Services Steering Committee with its annual review of billings and allocations. Additionally, upon emergence from Chapter 11 bankruptcy, MPM paid all previously unpaid amounts to the Company related to the Shared Services Agreement.
Pursuant to the Shared Services Agreement, during the nine months ended September 30, 2015 and 2014, the Company incurred approximately $58 and $100, respectively, of net costs for shared services and MPM incurred approximately $49 and $76, respectively, of net costs for shared services. Included in the net costs incurred during the nine months ended September 30, 2015 and 2014, were net billings from the Company to MPM of $30 and $31, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage. The allocation percentages are reviewed by the Steering Committee pursuant to the terms of the Shared Services Agreement. The Company had accounts receivable from MPM of $5 and $9 as of September 30, 2015 and December 31, 2014, respectively, and no accounts payable to MPM.
Sales and Purchases of Products and Services with MPM
The Company also sells products to, and purchases products from, MPM pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. The Master Buy/Sell Agreement has an initial term of three years and may be terminated for convenience by either party thereunder upon 30 days' prior notice. The Master Buy/Sell Agreement was renewed for one year starting September 2015. Additionally, a subsidiary of MPM has acted as a non-exclusive distributor in India for certain of the Company’s subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). The Distribution Agreements had initial terms of three years and were terminated by mutual agreement on March 9, 2015. Pursuant to these agreements and other purchase orders, during the three months ended September 30, 2015 and 2014, the Company sold less than $1 of products to MPM and purchased less than $1 and $2, respectively, of products from MPM. During the nine months ended September 30, 2015 and 2014, the Company sold less than $1 of products to MPM and purchased $3 and $6, respectively. As of September 30, 2015 and December 31, 2014, the Company had less than $1 of accounts receivable from MPM and less than $1 and $1, respectively, of accounts payable to MPM related to these agreements.
Other Transactions with MPM
In March 2014, the Company entered into a ground lease with a Brazilian subsidiary of MPM to lease a portion of MPM’s manufacturing site in Itatiba, Brazil for purposes of constructing and operating an epoxy production facility. In conjunction with the ground lease, the Company entered into a site services agreement whereby MPM’s subsidiary provides to the Company various services such as environmental, health and safety, security, maintenance and accounting, among others, to support the operation of this new facility. The Company paid less than $1 to MPM under this agreement during both the three and nine months ended September 30, 2015 and 2014.

In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company acts as a distributor of certain MPM products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the three months ended September 30, 2015 and 2014, the Company purchased approximately $7 and $10, respectively, of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. During the nine months ended September 30, 2015 and 2014, the Company purchased approximately $21 and $20, respectively, of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of September 30, 2015 and December 31, 2014, the Company had $3 and $2, respectively, of accounts payable to MPM related to the distribution agreement.
Purchases and Sales of Products and Services with Apollo Affiliates Other than MPM
The Company sells products to various Apollo affiliates other than MPM. These sales were $8 and $14 for the three months ended September 30, 2015 and 2014, respectively, and $55 and $90 for the nine months ended September 30, 2015 and 2014, respectively. Accounts receivable from these affiliates were $3 and $11 at September 30, 2015 and December 31, 2014, respectively. The Company also purchases raw materials and services from various Apollo affiliates other than MPM. These purchases were $1 and $2 for the three months ended September 30, 2015 and 2014, respectively, and $2 and $4 for the nine months ended September 30, 2015 and 2014, respectively. The Company had accounts payable to these affiliates of less than $1 at both September 30, 2015 and December 31, 2014.
Other Transactions and Arrangements
The Company sells finished goods to, and purchases raw materials from, a foundry joint venture between the Company and HA-USA Inc. (“HAI”). The Company also provides toll-manufacturing and other services to HAI. The Company’s investment in HAI is recorded under the equity method of accounting, and the related sales and purchases are not eliminated from the Company’s unaudited Condensed Consolidated Financial Statements. However, any profit on these transactions is eliminated in the Company’s unaudited Condensed Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI. Sales and services provided to HAI were $17 and $27 for the three months ended September 30, 2015 and 2014, respectively, and $56 and $83 for the nine months ended September 30, 2015 and 2014, respectively. There were less than $1 of accounts receivable from HAI at September 30, 2015 and $8 at December 31, 2014. Purchases from HAI were $3 and $12 for the three months ended September 30, 2015 and 2014, respectively, and $12 and $27 for the nine months ended September 30, 2015 and 2014, respectively. The Company had accounts payable to HAI of $1 and $2 at September 30, 2015 and December 31, 2014, respectively. Additionally, HAI declared dividends to the Company of $5 and $3 during the three months ended September 30, 2015 and 2014, respectively, and $14 and $9 for the nine months ended September 30, 2015 and 2014, respectively. No amounts remained outstanding related to these previously declared dividends at September 30, 2015.
The Company’s purchase contracts with HAI represent a significant portion of HAI’s total revenue, and this factor results in the Company absorbing the majority of the risk from potential losses or the majority of the gains from potential returns. However, the Company does not have the power to direct the activities that most significantly impact HAI, and therefore, does not consolidate HAI.
In 2013, the Company and HAI resolved a dispute regarding raw material pricing. As part of the resolution, the Company agreed to provide discounts to HAI on future purchases of dry and liquid resins totaling $16 over a period of three years. During both the three and nine months ended September 30, 2015 and 2014, the Company issued $1 and $4, respectively, of discounts to HAI under this agreement. As of September 30, 2015 and December 31, 2014, $3 and $7, respectively, remained outstanding under this agreement. As of September 30, 2015, all of the outstanding amount is classified in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets and as of December 31, 2014, $5 of the outstanding amount was classified in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
The Company sells products and provides services to, and purchases products from, its other joint ventures which are recorded under the equity method of accounting. These sales were $9 and $4 for the three months ended September 30, 2015 and 2014, respectively, and $31 and $15 for the nine months ended September 30, 2015 and 2014, respectively. Accounts receivable from these joint ventures were $9 and $15 at September 30, 2015 and December 31, 2014, respectively. These purchases were less than $1 for the three months ended September 30, 2015 and 2014, and $25 and less than $1 for the nine months ended September 30, 2015 and 2014, respectively. The Company had accounts payable to these joint ventures of $10 and $26 at September 30, 2015 and December 31, 2014, respectively.
The Company had a loan receivable from its unconsolidated forest products joint venture in Russia of $6 as of both September 30, 2015 and December 31, 2014.
As of December 31, 2014, the Company had approximately $11 of cash on deposit as collateral for a loan that was extended by a third party to one of the Company’s unconsolidated joint ventures, which is classified as restricted cash.

5. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements
As of September 30, 2015, the Company had derivative assets related to electricity and natural gas contracts of $2, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the three and nine months ended September 30, 2015 or 2014.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At both September 30, 2015 and December 31, 2014, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
September 30, 2015
Debt	$3,918	$—	$3,176	$8	$3,184
December 31, 2014
Debt	$3,834	$—	$3,386	$9	$3,395
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

6. Debt Obligations
Debt outstanding at September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015		December 31, 2014
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$60	$—
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020 (includes $5 and $6 of unamortized debt premium at September 30, 2015 and December 31, 2014, respectively)	1,555	—	1,556	—
10.00% First-Priority Senior Secured Notes due 2020	315	—	—	—
8.875% Senior Secured Notes due 2018 (includes $2 and $3 of unamortized debt discount at September 30, 2015 and December 31, 2014, respectively)	1,083	—	1,197	—
9.00% Second-Priority Senior Secured Notes due 2020	574	—	574	—
Debentures:
9.2% debentures due 2021	74	—	74	—
7.875% debentures due 2023	189	—	189	—
8.375% sinking fund debentures due 2016	—	—	20	20
Other Borrowings:
Australia Facility due 2017	29	3	36	4
Brazilian bank loans	7	42	9	47
Capital leases	7	1	8	1
Other	10	29	12	27
Total	$3,843	$75	$3,735	$99

2015 Debt Transactions

On April 15, 2015, the Company issued $315 aggregate principal amount of 10.00% First-Priority Senior Secured Notes due 2020 (the “New First Lien Notes”). The Company used the net proceeds to redeem or repay all $40 of its outstanding 8.375% Sinking Fund Debentures due 2016, and to repay all amounts outstanding under its senior secured asset-based revolving loan facility (the “ABL Facility”) at the closing of the offering.

The New First Lien Notes are secured by first-priority liens on collateral that generally includes most of the Company and its domestic subsidiaries’ assets other than inventory and accounts receivable and related assets and by second-priority liens on the domestic portion of the collateral for the ABL Facility, which generally includes most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, in each case subject to certain exceptions and permitted liens.

On July 27, 2015, the Company entered into an amendment to its ABL Facility, which was completed on November 6, 2015, under which certain of the Company’s subsidiaries are borrowers, to (i) add one of its German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand its borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

Additionally, during the third quarter of 2015, the Company repurchased $115 of its 8.875% Senior Secured Notes due 2018 on the open market for cash of $99. This transaction resulted in a gain of $14, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases. This amount is recorded in “Gain on debt extinguishment” in the unaudited Condensed Consolidated Statements of Operations.
7. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At September 30, 2015, the amount of the assessment, including tax, penalties, monetary correction and interest, is 41 Brazilian reais, or approximately $11.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at September 30, 2015 and December 31, 2014:

	Liability		Range of Reasonably Possible Costs at September 30, 2015
Site Description	September 30, 2015	December 31, 2014	Low	High
Geismar, LA	$15	$15	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	1	—	—	2
Equal to or greater than 1%	7	7	5	13
Currently-owned	5	9	4	11
Formerly-owned:
Remediation	32	30	31	46
Monitoring only	1	1	—	1
Total	$61	$62	$49	$95
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At September 30, 2015 and December 31, 2014, $11 and $12, respectively, have been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”
Following is a discussion of the Company’s environmental liabilities and the related assumptions at September 30, 2015:
Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.
A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.
Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 23 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 23 years, is approximately $20. Over the next five years, the Company expects to make ratable payments totaling $6.
Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.
Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $5 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.
Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The current owner of the site has alleged that it has incurred environmental costs at the site for which it believes it has a contribution claim against the Company, and that additional future costs are likely to be incurred. In July 2014, the Company reached a non-binding agreement with the current owner of the site, subject to negotiation of an acceptable settlement agreement and required approvals. Pursuant to the agreement, the Company would pay $10 in fulfillment of the contribution claim against the Company for past remediation costs. Additionally, the Company would accept a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $12. The final costs to the Company will depend on the method of remediation chosen, the amount of time necessary to accomplish remediation and the ongoing financial viability of the other PRPs. Currently, the Company has insufficient information to estimate the range of reasonably possible costs related to this site.
Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.
Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.
Non-Environmental Legal Matters
The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $5 and $12 at September 30, 2015 and December 31, 2014, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At September 30, 2015 and December 31, 2014, $4 and $9, respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
The Company is also involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.
8. Pension and Postretirement Benefit Plans
Following are the components of net pension and postretirement (benefit) expense recognized by the Company for the three and nine months ended September 30, 2015 and 2014 (see Note 2):

	Pension Benefits				Non-Pension Postretirement Benefits
	Three Months Ended September 30,				Three Months Ended September 30,
	2015		2014		2015		2014
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$1	$4	$1	$3	$—	$—	$—	$—
Interest cost on projected benefit obligation	2	3	3	5	—	—	—	—
Expected return on assets	(4)	(3)	(5)	(4)	—	—	—	—
Net (benefit) expense	$(1)	$4	$(1)	$4	$—	$—	$—	$—

	Pension Benefits				Non-Pension Postretirement Benefits
	Nine Months Ended September 30,				Nine Months Ended September 30,
	2015		2014		2015		2014
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$3	$12	$2	$11	$—	$—	$—	$—
Interest cost on projected benefit obligation	7	8	9	13	—	1	—	1
Expected return on assets	(12)	(9)	(13)	(12)	—	—	—	—
Net (benefit) expense	$(2)	$11	$(2)	$12	$—	$1	$—	$1
9. Segment Information
The Company’s business segments are based on the products that the Company offers and the markets that it serves. At September 30, 2015, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

Reportable Segments
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.
Beginning in 2015, the Company has modified the components of Corporate and Other to include certain shared service and administrative functional costs that were previously allocated to the reportable segments. Accordingly, for comparative purposes, the Company has recasted its Segment EBITDA results to include these costs within Corporate and Other for all prior periods presented.
Net Sales (1):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Epoxy, Phenolic and Coating Resins	$669	$878	$2,026	$2,557
Forest Products Resins	396	469	1,205	1,420
Total	$1,065	$1,347	$3,231	$3,977

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Segment EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Epoxy, Phenolic and Coating Resins	$92	$84	$265	$241
Forest Products Resins	59	63	182	191
Corporate and Other	(18)	(19)	(54)	(61)
Total	$133	$128	$393	$371

Reconciliation of Segment EBITDA to Net Income (Loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$92	$84	$265	$241
Forest Products Resins	59	63	182	191
Corporate and Other	(18)	(19)	(54)	(61)
Total	$133	$128	$393	$371

Reconciliation:
Items not included in Segment EBITDA:
Business realignment costs	$(3)	$(6)	$(11)	$(24)
Realized and unrealized foreign currency losses	(14)	(17)	(17)	(21)
Other	(4)	(14)	(33)	(36)
Total adjustments	(21)	(37)	(61)	(81)
Interest expense, net	(84)	(77)	(245)	(230)
Gain on extinguishment of debt	14	—	14	—
Income tax expense	(1)	(2)	(28)	(17)
Depreciation and amortization	(34)	(38)	(102)	(109)
Net income (loss)	$7	$(26)	$(29)	$(66)

Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and nine months ended September 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets, certain professional fees and a gain on a step acquisition. For the three and nine months ended September 30, 2014, these items primarily include expenses from retention programs, losses on the disposal of assets and losses and integration costs associated with the previous integration of Hexion and MPM.
Business realignment costs for the three and nine months ended September 30, 2015 include costs related to certain in-process cost reduction programs. Business realignment costs for the three and nine months ended September 30, 2014 primarily relate to costs for environmental remediation at certain formerly owned locations and expenses from minor restructuring programs.
10. Summarized Financial Information of Unconsolidated Affiliate
Summarized financial information of the unconsolidated affiliate HAI as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014 is as follows:

	September 30, 2015	December 31, 2014
Current assets	$27	$38
Non-current assets	22	26
Current liabilities	13	16
Non-current liabilities	2	2

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$37	$45	$120	$139
Gross profit	14	11	47	34
Pre-tax income	7	7	26	22
Net income	7	7	25	22

11. Changes in Accumulated Other Comprehensive Income
Following is a summary of changes in “Accumulated other comprehensive income” for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$20	$24	$—	$129	$129
Other comprehensive loss before reclassifications, net of tax	—	(24)	(24)	—	(40)	(40)
Net other comprehensive loss	—	(24)	(24)	—	(40)	(40)
Ending balance	$4	$(4)	$—	$—	$89	$89

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$69	$73	$—	$130	$130
Other comprehensive loss before reclassifications, net of tax	—	(73)	(73)	—	(41)	(41)
Net other comprehensive loss	—	(73)	(73)	—	(41)	(41)
Ending balance	$4	$(4)	$—	$—	$89	$89
12. Step Acquisition
In August 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from its joint venture partner to better position the Company to serve its customers in this region. As a result of the transaction, the Company now owns a 100% interest in MUSC. This transaction was accounted for as a step acquisition and the allocation of the consideration exchanged was based upon a valuation of MUSC’s net identifiable assets and liabilities as of the transaction date. The allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in cash of $3, a net liability of $4 allocated to working capital, $29 allocated to property and equipment, $4 allocated to debt payable within one year, $14 allocated to long-term debt and $10 allocated to goodwill. Additionally, a gain of $5 was recorded in “Other operating expense, net” in the unaudited Condensed Consolidated Statements of Operations, which represents the difference between the $10 fair value and $5 carrying value of the Company’s previously held 50% non-controlling interest in MUSC on the acquisition date. The fair value of the non-controlling interest was determined using a market approach.
The pro forma impacts of this acquisition are not material to the Company’s unaudited Condensed Consolidated Financial Statements.

13. Income Taxes

The effective tax rate was 25% and (7)% for the third quarter of 2015 and 2014, respectively. The effective tax rate was (200)% and (27)% for the first nine months of 2015 and 2014, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which the Company operates. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.

For the three and nine months ended September 30, 2015 and 2014, income tax expense relates primarily to income from certain foreign operations. Losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
14. Guarantor/Non-Guarantor Subsidiary Financial Information
The Company’s 6.625% First-Priority Senior Secured Notes due 2020, New First Lien Notes, 8.875% Senior Secured Notes due 2018 and 9.00% Second-Priority Senior Secured Notes due 2020 are guaranteed by certain of its U.S. subsidiaries.
The following information contains the condensed consolidating financial information for Hexion Inc. (the parent), the combined subsidiary guarantors (Hexion Investments Inc.; Borden Chemical Foundry, LLC; Lawter International, Inc.; HSC Capital Corporation; Hexion International Inc.; Hexion CI Holding Company (China) LLC; NL COOP Holdings LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries.

All of the subsidiary guarantors are 100% owned by Hexion Inc. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.
These financial statements are prepared on the same basis as the consolidated financial statements of the Company except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.
This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.
Corporate Changes
In December 2014, Hexion U.S. Finance Corp. (“Hexion U.S.”), the issuer under the indentures governing the Company’s 6.625% First-Priority Senior Secured Notes due 2020 (the “First Lien Notes”), the Company’s 8.875% Senior Secured Notes due 2018 (the “Senior Secured Notes”) and the Company’s 9.00% Second-Priority Senior Secured Notes due 2020 (the “Second Lien Notes”), merged with and into Hexion Inc., its parent company, with Hexion Inc. remaining as the surviving entity. Pursuant to supplemental indentures, Hexion Inc. assumed all the obligations of Hexion U.S. under the indentures and the First Lien Notes, the Senior Secured Notes and the Second Lien Notes.
The merger was accounted for as a transaction under common control as defined in the accounting guidance for business combinations. As a result, the Company has recasted its prior period guarantor/non-guarantor subsidiary financial information on a combined basis to reflect the merger of Hexion U.S. with and into Hexion Inc., resulting in the balances and activity previously reported in the Issuer column to be combined with the balances and activity reported in the Hexion Inc. column.

HEXION INC.
SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $8, respectively)	$45	$—	$150	$—	$195
Accounts receivable, net	139	—	440	—	579
Intercompany accounts receivable	126	—	106	(232)	—
Intercompany loans receivable - current portion	—	—	56	(56)	—
Inventories:
Finished and in-process goods	104	—	154	—	258
Raw materials and supplies	41	—	63	—	104
Other current assets	32	—	36	—	68
Total current assets	487	—	1,005	(288)	1,204
Investment in unconsolidated entities	151	30	19	(164)	36
Deferred income taxes	—	—	16	—	16
Other assets, net	77	6	23	—	106
Intercompany loans receivable	1,256	29	109	(1,394)	—
Property and equipment, net	548	—	495	—	1,043
Goodwill	66	—	58	—	124
Other intangible assets, net	50	—	19	—	69
Total assets	$2,635	$65	$1,744	$(1,846)	$2,598
Liabilities and Deficit
Current liabilities:
Accounts payable	$127	$—	$259	$—	$386
Intercompany accounts payable	106	—	126	(232)	—
Debt payable within one year	9	—	66	—	75
Intercompany loans payable within one year	56	—	—	(56)	—
Interest payable	100	—	2	—	102
Income taxes payable	6	—	15	—	21
Accrued payroll and incentive compensation	34	—	37	—	71
Other current liabilities	68	—	50	—	118
Total current liabilities	506	—	555	(288)	773
Long-term liabilities:
Long-term debt	3,795	—	48	—	3,843
Intercompany loans payable	108	6	1,280	(1,394)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	501	164	—	(665)	—
Long-term pension and post employment benefit obligations	50	—	202	—	252
Deferred income taxes	10	—	8	—	18
Other long-term liabilities	115	—	49	—	164
Total liabilities	5,085	170	2,142	(2,347)	5,050
Total Hexion Inc. shareholder’s deficit	(2,450)	(105)	(396)	501	(2,450)
Noncontrolling interest	—	—	(2)	—	(2)
Total deficit	(2,450)	(105)	(398)	501	(2,452)
Total liabilities and deficit	$2,635	$65	$1,744	$(1,846)	$2,598

HEXION INC.
DECEMBER 31, 2014
CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $16, respectively)	$23	$—	$149	$—	$172
Short-term investments	—	—	7	—	7
Accounts receivable, net	174	—	417	—	591
Intercompany accounts receivable	118	—	138	(256)	—
Intercompany loans receivable - current portion	265	—	43	(308)	—
Inventories:
Finished and in-process goods	117	—	173	—	290
Raw materials and supplies	46	—	64	—	110
Other current assets	36	—	37	—	73
Total current assets	779	—	1,028	(564)	1,243
Investment in unconsolidated entities	234	34	29	(249)	48
Deferred income taxes	—	—	18	—	18
Other assets, net	76	6	28	—	110
Intercompany loans receivable	1,046	28	17	(1,091)	—
Property and equipment, net	534	—	521	—	1,055
Goodwill	65	—	54	—	119
Other intangible assets, net	56	—	25	—	81
Total assets	$2,790	$68	$1,720	$(1,904)	$2,674
Liabilities and Deficit
Current liabilities:
Accounts payable	$142	$—	$284	$—	$426
Intercompany accounts payable	138	—	118	(256)	—
Debt payable within one year	26	—	73	—	99
Intercompany loans payable within one year	43	—	265	(308)	—
Interest payable	81	—	1	—	82
Income taxes payable	6	—	6	—	12
Accrued payroll and incentive compensation	34	—	33	—	67
Other current liabilities	69	—	66	—	135
Total current liabilities	539	—	846	(564)	821
Long term liabilities:
Long-term debt	3,674	—	61	—	3,735
Intercompany loans payable	36	6	1,049	(1,091)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	705	249	—	(954)	—
Long-term pension and post employment benefit obligations	59	—	219	—	278
Deferred income taxes	8	—	11	—	19
Other long-term liabilities	117	—	54	—	171
Total liabilities	5,138	255	2,240	(2,609)	5,024
Total Hexion Inc. shareholder’s deficit	(2,348)	(187)	(518)	705	(2,348)
Noncontrolling interest	—	—	(2)	—	(2)
Total deficit	(2,348)	(187)	(520)	705	(2,350)
Total liabilities and deficit	$2,790	$68	$1,720	$(1,904)	$2,674

HEXION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$433	$—	$675	$(43)	$1,065
Cost of sales	384	—	564	(43)	905
Gross profit	49	—	111	—	160
Selling, general and administrative expense	29	—	42	—	71
Business realignment costs	1	—	2	—	3
Other operating expense, net	5	—	7	—	12
Operating income	14	—	60	—	74
Interest expense, net	81	—	3	—	84
Intercompany interest (income) expense, net	(20)	(1)	21	—	—
Gain on extinguishment of debt	(14)	—	—	—	(14)
Other non-operating (income) expense, net	(1)	—	1	—	—
(Loss) income before income tax and earnings from unconsolidated entities	(32)	1	35	—	4
Income tax expense	1	—	—	—	1
(Loss) income before earnings from unconsolidated entities	(33)	1	35	—	3
Earnings from unconsolidated entities, net of taxes	40	17	—	(53)	4
Net income	$7	$18	$35	$(53)	$7
Comprehensive (loss) income	$(17)	$17	$20	$(37)	$(17)

HEXION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2014
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$597	$—	$816	$(66)	$1,347
Cost of sales	531	—	723	(66)	1,188
Gross profit	66	—	93	—	159
Selling, general and administrative expense	24	—	58	—	82
Business realignment costs	4	—	2	—	6
Other operating expense (income), net	1	(1)	4	—	4
Operating income	37	1	29	—	67
Interest expense, net	76	—	1	—	77
Intercompany interest (income) expense, net	(23)	—	23	—	—
Other non-operating expense (income), net	62	—	(44)	—	18
(Loss) income before income tax and earnings from unconsolidated entities	(78)	1	49	—	(28)
Income tax (benefit) expense	(8)	—	10	—	2
(Loss) income before earnings from unconsolidated entities	(70)	1	39	—	(30)
Earnings from unconsolidated entities, net of taxes	44	25	2	(67)	4
Net (loss) income	$(26)	$26	$41	$(67)	$(26)
Comprehensive (loss) income	$(66)	$27	$34	$(61)	$(66)

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,341	$—	$2,030	$(140)	$3,231
Cost of sales	1,187	—	1,706	(140)	2,753
Gross profit	154	—	324	—	478
Selling, general and administrative expense	89	—	140	—	229
Business realignment costs	4	—	7	—	11
Other operating expense, net	9	—	13	—	22
Operating income	52	—	164	—	216
Interest expense, net	239	—	6	—	245
Intercompany interest (income) expense, net	(60)	(1)	61	—	—
Gain on extinguishment of debt	(14)	—	—	—	(14)
Other non-operating expense (income), net	68	—	(69)	—	(1)
(Loss) income before income tax and earnings (losses) from unconsolidated entities	(181)	1	166	—	(14)
Income tax (benefit) expense	(1)	—	29	—	28
(Loss) income before earnings from unconsolidated entities	(180)	1	137	—	(42)
Earnings from unconsolidated entities, net of taxes	151	95	—	(233)	13
Net (loss) income	$(29)	$96	$137	$(233)	$(29)
Comprehensive (loss) income	$(102)	$96	$102	$(198)	$(102)

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2014
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,770	$—	$2,392	$(185)	$3,977
Cost of sales	1,560	—	2,112	(185)	3,487
Gross profit	210	—	280	—	490
Selling, general and administrative expense	75	—	194	—	269
Business realignment costs	19	—	5	—	24
Other operating expense (income), net	4	(1)	4	—	7
Operating income	112	1	77	—	190
Interest expense, net	225	—	5	—	230
Intercompany interest (income) expense, net	(72)		72	—	—
Other non-operating expense (income), net	67	—	(44)	—	23
(Loss) income before income tax and earnings from unconsolidated entities	(108)	1	44	—	(63)
Income tax (benefit) expense	(11)	—	28	—	17
(Loss) income before earnings from unconsolidated entities	(97)	1	16	—	(80)
Earnings from unconsolidated entities, net of taxes	31	29	4	(50)	14
Net (loss) income	$(66)	$30	$20	$(50)	$(66)
Comprehensive (loss) income	$(107)	$31	$16	$(47)	$(107)

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(255)		$14	$321		$(14)	$66
Cash flows provided by (used in) investing activities
Capital expenditures	(63)		—	(59)		—	(122)
Purchase of business, net of cash acquired	—		—	(7)		—	(7)
Proceeds from the sale of investments, net	—		—	6		—	6
Proceeds from sale of assets	—		—	1		—	1
Change in restricted cash	—		—	8		—	8
Capital contribution to subsidiary	(13)		(8)	—		21	—
Return of capital from subsidiary from sales of accounts receivable	227	(a)	—	—		(227)	—
	151		(8)	(51)		(206)	(114)
Cash flows provided by (used in) financing activities
Net short-term debt borrowings (repayments)	3		—	(4)		—	(1)
Borrowings of long-term debt	470		—	22		—	492
Repayments of long-term debt	(354)		—	(39)		—	(393)
Net intercompany loan borrowings (repayments)	17		—	(17)		—	—
Capital Contributions	—		8	13		(21)	—
Long-term debt and credit facility financing fees	(10)		—	—		—	(10)
Common stock dividends paid	—		(14)	—		14	—
Return of capital to parent from sales of accounts receivable	—		—	(227)	(a)	227	—
	126		(6)	(252)		220	88
Effect of exchange rates on cash and cash equivalents	—		—	(9)		—	(9)
Increase in cash and cash equivalents	22		—	9		—	31
Cash and cash equivalents (unrestricted) at beginning of period	23		—	133		—	156
Cash and cash equivalents (unrestricted) at end of period	$45		$—	$142		$—	$187

(a)
During the nine months ended September 30, 2015, Hexion Inc. contributed receivables of $227 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the nine months ended September 30, 2015, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2014
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(349)		$6	$220		$(9)	$(132)
Cash flows provided by (used in) investing activities
Capital expenditures	(74)		—	(59)		—	(133)
Proceeds from sale of investments, net	—		—	(4)		—	(4)
Change in restricted cash	—		—	(2)		—	(2)
Capital contribution to subsidiary	(16)		(10)	—		26	—
Disbursement of affiliated loan	—		—	(50)		—	(50)
Repayment of affiliated loan	—		—	50		—	50
Acquisition of businesses	(52)		—	(12)		—	(64)
Return of capital from subsidiary from sales of accounts receivable	272	(a)	—	—		(272)	—
Investment in unconsolidated affiliates, net	—		—	(2)		—	(2)
	130		(10)	(79)		(246)	(205)
Cash flows provided by (used in) financing activities
Net short-term debt borrowings	8		—	17		—	25
Borrowings of long-term debt	155		—	58		—	213
Repayments of long-term debt	(110)		—	(64)			(174)
Net intercompany loan borrowings (repayments)	10		—	(10)		—	—
Capital contribution from parent	—		10	16		(26)	—
Common stock dividends paid	—		(9)	—		9	—
Return of capital to parent from sales of accounts receivable	—		—	(272)	(a)	272	—
	63		1	(255)		255	64
Effect of exchange rates on cash and cash equivalents	—		—	(5)		—	(5)
Decrease in cash and cash equivalents	(156)		(3)	(119)		—	(278)
Cash and cash equivalents (unrestricted) at beginning of period	165		5	209		—	379
Cash and cash equivalents (unrestricted) at end of period	$9		$2	$90		$—	$101

(a)
During the nine months ended September 30, 2014, Hexion Inc. contributed receivables of $272 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the nine months ended September 30, 2014, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollar amounts in millions)
The following commentary should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Current Report on Form 8-K dated June 10, 2015, which revised the Consolidated Financial Statements and the accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations within Items 7 and 8 of the Company’s 2014 Annual Report on Form 10-K to reflect management’s accounting methodology change for the Company’s pension and other non-pension postretirement benefit (“OPEB”) plans described in Note 2 to the unaudited Condensed Consolidated Financial Statements.
Within the following discussion, unless otherwise stated, “the third quarter of 2015” refers to the three months ended September 30, 2015, “the third quarter of 2014” refers to the three months ended September 30, 2014, “the first nine months of 2015” refers to the nine months ended September 30, 2015 and “the first nine months of 2014” refers to the nine months ended September 30, 2014.
Forward-Looking and Cautionary Statements
Certain statements in this report, including without limitation, certain statements made under the caption “Overview and Outlook,” are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, our management may from time to time make oral forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the Risk Factors section of this report and our other filings with the Securities and Exchange Commission (the “SEC”). While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials, the loss of, or difficulties with the further realization of, cost savings in connection with our strategic initiatives, including transactions with our affiliate, Momentive Performance Materials Inc., the impact of our substantial indebtedness, our failure to comply with financial covenants under our credit facilities or other debt, pricing actions by our competitors that could affect our operating margins, changes in governmental regulations and related compliance and litigation costs and the other factors listed in the Risk Factors section of this report and in our other SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section of this report and our most recent filings made with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
Overview and Outlook
Business Overview
We are the world’s largest producer of thermosetting resins, or thermosets, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.
Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas field support. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active oil and gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries have significantly affected our results.
Through our worldwide network of strategically located production facilities, we serve more than 5,200 customers in over 100 countries. Our global customers include large companies in their respective industries, such as 3M, Akzo Nobel, BASF, Bayer, Dow, EP Energy, GE, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.

Reportable Segments
The Company’s business segments are based on the products that we offer and the markets that we serve. At September 30, 2015, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications
2015 Overview
Following are highlights from our results of operations for the nine months ended September 30, 2015 and 2014:

	2015	2014	$ Change	% Change
Statements of Operations:
Net sales	$3,231	$3,977	$(746)	(19)%
Gross profit	478	490	(12)	(2)%
Operating income	216	190	26	14%
Loss before income tax	(14)	(63)	49	78%
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$265	$241	$24	10%
Forest Products Resins	182	191	(9)	(5)%
Corporate and Other	(54)	(61)	7	11%
Total	$393	$371	$22	6%

•
Net Sales—Net sales for the first nine months of 2015 were $3.2 billion, a decrease of 19% compared with $4 billion in the first nine months of 2014. The decline in net sales was primarily driven by the combination of the strengthening of the U.S. dollar against most other currencies and the global decline in oil and raw material prices, which has led to lower demand and volumes in our oilfield business and an overall reduction in selling prices across many of our businesses due to the pass through of raw material cost reductions to our customers. These decreases are partially offset by increases in our specialty epoxy business, driven by increasing demand in the China wind energy market. On a constant currency basis, net sales would have decreased by 10%.

•
Segment EBITDA—For the first nine months of 2015, Segment EBITDA was $393, an increase of 6% compared with $371 in the first nine months of 2014. The increase in Segment EBITDA was primarily driven by strong growth in our specialty epoxy business, as well as modest growth in our base epoxy resins and in our North American forest products resins businesses and increases in raw material productivity. This growth was partially offset by decreases in our oilfield business and the impact of the U.S. dollar strengthening against most other currencies. On a constant currency basis, Segment EBITDA would have increased 16%.

•
Acquisition—In August 2015, we acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”) from our joint venture partner. We are now the sole owner of MUSC, which recently started up a phenolic specialty resins manufacturing facility in China. This acquisition reinforces our global growth strategy and better positions us to serve our customers in this region, where demand for our products continues to increase.

•
2015 Debt Transactions—On April 15, 2015, we issued $315 aggregate principal amount of 10.00% First-Priority Senior Secured Notes due 2020 (the “New First Lien Notes”). We used the net proceeds to redeem or repay all $40 of our outstanding 8.375% Sinking Fund Debentures due 2016 (the “Sinking Fund Debentures”), and to repay all amounts outstanding under the ABL Facility at the closing of the offering. The remaining proceeds from the offering provided incremental liquidity, bringing our total liquidity to $562 as of September 30, 2015. Collectively, these transactions are referred to as the “2015 Refinancing Transactions.” Additionally, on July 27, 2015, we entered into an amendment to our ABL Facility (the “ABL Amendment”), which expanded our borrowing base to include certain machinery and equipment in certain foreign jurisdictions.

•
Supplier Disruption—In July 2015, the supplier disruption that began in late 2014 that negatively impacted our European versatic acid and dispersions businesses was resolved and production has resumed at the impacted facility. We have received insurance recoveries in the first nine months of 2015 related to this disruption and we continue to proactively pursue additional recoveries.

•
Restructuring and Cost Reduction Programs—In the fourth quarter of 2014, we began to implement new restructuring and cost reduction programs, which are expected to generate savings of approximately $22 in 2015 and annual savings of $31 once fully implemented. During the first nine months of 2015, we realized approximately $16 of savings under these and other initiatives, and as of September 30, 2015 we had approximately $14 of in-process savings that we expect to be achieved over the next 6 to 12 months.

•
Future Growth Initiatives—We continued to make progress on future growth initiatives, including the expansion of our forest products resins manufacturing capacity in Brazil, which was completed in September 2015, and construction of two new formaldehyde plants in North America.

Facility Location	Type	Estimated Completion Date	Manufacturing Capacity
Curitiba, Brazil	Facility expansion	Completed	150k MT/year
Geismar, LA	Facility expansion	Q4 2015	216k MT/year
Luling, LA	New facility	Q1 2016	216k MT/year
Short-term Outlook
During the remainder of 2015 and into the first half of 2016, we expect modestly lower demand in our epoxy specialty business due to seasonality and economic uncertainty in China. Additionally, we expect continued strong demand in our forest products businesses due to continuing growth in U.S. housing starts. We also expect volumes in our European versatic acid and dispersions businesses to continue to improve from the resolution of the supplier disruption that impacted these businesses in the first half of 2015. This growth is expected to be partially offset by a continued weakness in natural gas and oil drilling activity, as well as continued flat demand in Europe, economic volatility in China and weaker demand in Latin America. We also expect weaker global currencies to continue to negatively impact our results. In addition, we expect our base epoxy business to remain below historical levels of profitability over the next few quarters.
Over the past few quarters, oil prices and raw material costs have been volatile and decreasing. We expect the decline in oil prices to continue to negatively impact sales volumes and earnings in our oilfield business due to the corresponding decline in natural gas and oil drilling activity. However, we expect this negative impact to be offset by the positive effect of declining raw material prices, as a substantial number of our raw material inputs are petroleum-based and their prices fluctuate with the price of oil. In addition, we expect such declines in oil prices and raw material costs to have a positive impact on our working capital during 2015.
In July 2015, the supplier disruption that began in October 2014 which negatively impacted our European versatic acid and dispersions businesses was resolved and production has successfully restarted at the impacted facility. We expect the overall negative impact of this disruption to be $55 to $60, which includes a $25 to $30 negative impact on our Segment EBITDA in 2015. We have received insurance recoveries of $25 in the first nine months of 2015 for a portion of these losses, and we continue to proactively pursue additional recoveries.
As part of our continued focus on productivity, we continue to execute our new cost savings program, which began in late 2014 and will structurally enhance our manufacturing and administrative cost profile through the first half of 2016. We expect to realize approximately $22 of savings from this cost savings program during 2015 and annual savings of $31 once fully implemented.
Matters Impacting Comparability of Results
Raw Material Prices
Raw materials comprise approximately 70% of our cost of sales. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent about half of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have historically caused volatility in our raw material and utility costs. The average prices of phenol, methanol and urea decreased by approximately 29%, 21% and 14%, respectively, in the first nine months of 2015 compared to the first nine months of 2014. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.
Other Comprehensive Income
Our other comprehensive income is significantly impacted by foreign currency translation and also impacted by defined benefit pension and postretirement benefit adjustments. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Canadian dollar and Australian dollar. The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other postretirement benefit plans, as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such items.

Pension and OPEB Accounting Policies
Change in Pension and OPEB Accounting Policies
We have elected to change our accounting policies related to the recognition of gains and losses for pension and other non-pension postretirement benefit (“OPEB”) plans to a more preferable policy under U.S. GAAP. Specifically, such gains and losses historically recognized as a component of “Other comprehensive income (loss)”, and amortized into net income (loss) in future periods, will be recognized in earnings in the period in which they occur. In addition, we have changed our policy for recognizing expected returns on plan assets from a market-related value method (based on a five-year smoothing of asset returns), to a fair value method whereby the expected returns on assets are recognized annually.
Under the new policies, upon the annual remeasurement of our pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant remeasurement, we will immediately recognize gains and losses as an MTM gain or loss through earnings. As such, under the new policies, our net periodic pension and OPEB expense recognized on a quarterly basis will consist of:

•	Service cost, interest cost, expected return on plan assets, amortization of prior service cost/credits; and

•	MTM adjustments recognized annually in the fourth quarter upon remeasurement of pension and OPEB liabilities or when triggering events warrant remeasurement.
We believe that these changes are preferable as they provide greater transparency of our economic obligations in accounting results and better alignment with fair value accounting principles by recognizing the effects of economic and interest rate changes on pension and OPEB assets and liabilities in the year in which the gains and losses are incurred.
The impact of these pension and OPEB accounting policy changes was applied through retrospective application of the new policies to all periods presented. Accordingly, all relevant information three and nine months ended September 30, 2014 have been adjusted to reflect the application of the changes. The effects of the aforementioned accounting policy changes to the unaudited Condensed Consolidated Statements of Operations are as follows:

Effect of Accounting Changes Increase (Decrease)	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Cost of sales	$—	$(4)
Selling, general and administrative expense	(2)	(6)
Income tax expense	—	(6)
Segment EBITDA	3	9
There were no MTM adjustments for the three or nine months ended September 30, 2015 and 2014.
Results of Operations
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,
	2015		2014
	$	% of Net Sales	$	% of Net Sales
Net sales	$1,065	100%	$1,347	100%
Cost of sales	905	85%	1,188	88%
Gross profit	160	15%	159	12%
Selling, general and administrative expense	71	7%	82	7%
Business realignment costs	3	—%	6	—%
Other operating expense, net	12	1%	4	—%
Operating income	74	7%	67	5%
Interest expense, net	84	8%	77	6%
Gain on extinguishment of debt	(14)	(1)%	—	—%
Other non-operating expense, net	—	—%	18	1%
Total non-operating expense	70	7%	95	7%
Income (loss) before income tax and earnings from unconsolidated entities	4	—%	(28)	(2)%
Income tax expense	1	—%	2	—%
Income (loss) before earnings from unconsolidated entities	3	—%	(30)	(2)%
Earnings from unconsolidated entities, net of taxes	4	—%	4	—%
Net income (loss)	$7	—%	$(26)	(2)%
Other comprehensive loss	$(24)		$(40)

Three Months Ended September 30, 2015 vs. Three Months Ended September 30, 2014
Net Sales
In the third quarter of 2015, net sales decreased by $282, or 21%, compared to the third quarter of 2014. Volume decreases negatively impacted net sales by $108, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by a decrease in oil prices. Also contributing to the overall volume decrease was lower volumes in our base epoxy business primarily due to a customer plant closure in late 2014. These decreases were partially offset by volume increases in our epoxy specialty business, driven by strong demand in the China wind energy market. Pricing had a negative impact of $49 due to raw material price decreases passed through to customers in most of our businesses, as well as ongoing competitive pricing pressures in our oilfield business. In addition, foreign currency translation negatively impacted net sales by $125, primarily as a result of the strengthening of the U.S. dollar against the euro and Brazilian real in the third quarter of 2015 compared to the third quarter of 2014.
Gross Profit
In the third quarter of 2015, gross profit increased by $1 compared to the third quarter of 2014. As a percentage of sales, gross profit increased by 3%, primarily due to favorable raw material deflation and raw material productivity initiatives, which outpaced the negative impact of competitive pricing pressures discussed above.
Operating Income
In the third quarter of 2015, operating income increased by $7 compared to the third quarter of 2014, primarily due to decreases in selling, general and administrative expense and business realignment costs of $11 and $3, respectively, and the $1 increase in gross profit discussed above. The decrease in selling, general and administrative expense was due primarily to insurance recoveries of $10 related to the supplier plant disruption in our European versatic acid business. The decrease in business realignment costs was due primarily to a decrease in costs related to environmental remediation at certain formerly owned locations. These decreases were partially offset by an increase of $8 in other operating expense due to an increase in realized and unrealized foreign currency transaction losses, partially offset by a gain of $5 on a step acquisition (see Note 12).
Non-Operating Expense
In the third quarter of 2015, total non-operating expense decreased by $25 compared to the third quarter of 2014, primarily due to a $14 gain on debt extinguishment that occurred in the third quarter of 2015 and a decrease in realized and unrealized foreign currency transaction losses. These items were partially offset by an increase of $7 in interest expense driven by higher average debt levels.
Income Tax Expense

The effective tax rate was 25% and (7)% for the third quarter of 2015 and 2014, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.

For the third quarter of 2015 and 2014, income tax expense relates primarily to income from certain foreign operations. Losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Loss
For the third quarter of 2015, foreign currency translation negatively impacted other comprehensive loss by $24, primarily due to the strengthening of the U.S. dollar against the euro and Brazilian real.
For the third quarter of 2014, foreign currency translation negatively impacted other comprehensive loss by $40, primarily due to the strengthening of the U.S. dollar against the Australian dollar and Brazilian real, partially offset by the weakening of the U.S. dollar against the euro.

	Nine Months Ended September 30,
	2015		2014
	$	% of Net Sales	$	% of Net Sales
Net sales	$3,231	100%	$3,977	100%
Cost of sales	2,753	85%	3,487	88%
Gross profit	478	15%	490	12%
Selling, general and administrative expense	229	7%	269	7%
Business realignment costs	11	—%	24	1%
Other operating expense, net	22	1%	7	—%
Operating income	216	7%	190	4%
Interest expense, net	245	8%	230	6%
Gain on extinguishment of debt	(14)	—%	—	—%
Other non-operating (income) expense, net	(1)	—%	23	1%
Total non-operating expense	230	8%	253	7%
Loss before income tax and earnings from unconsolidated entities	(14)	—%	(63)	(3)%
Income tax expense	28	1%	17	—%
Loss before earnings from unconsolidated entities	(42)	(1)%	(80)	(3)%
Earnings from unconsolidated entities, net of taxes	13	—%	14	—%
Net loss	$(29)	(1)%	$(66)	(3)%
Other comprehensive loss	$(73)		$(41)
Nine Months Ended September 30, 2015 vs. Nine Months Ended September 30, 2014
Net Sales
In the first nine months of 2015, net sales decreased by $746, or 19%, compared to the first nine months of 2014. Volume decreases negatively impacted net sales by $174, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by a decrease in oil prices. Also contributing to the overall volume decrease was lower volumes in our base epoxy business primarily due to a customer plant closure in late 2014 and operational issues at certain manufacturing facilities. These decreases were partially offset by volume increases in our epoxy specialty business, driven by increasing demand in the China wind energy market, as well as volume increases in our North American forest products resins business, driven by increases in U.S. housing construction. Pricing had a negative impact of $226 due to raw material price decreases passed through to customers in most of our businesses, as well as competitive pricing pressures in our oilfield business. In addition, foreign currency translation negatively impacted net sales by $346, primarily as a result of the strengthening of the U.S. dollar against the euro, Brazilian real and Canadian dollar in the first nine months of 2015 compared to the first nine months of 2014.
Gross Profit
In the first nine months of 2015, gross profit decreased by $12 compared to the first nine months of 2014. As a percentage of sales, gross profit increased by 3%, primarily due to favorable raw material deflation and raw material productivity initiatives, which outpaced the negative impact of competitive pricing pressures discussed above.
Operating Income
In the first nine months of 2015, operating income increased by $26 compared to the first nine months of 2014, primarily due to decreases in selling, general and administrative expense and business realignment costs of $40 and $13, respectively. The decrease in selling, general and administrative expense was due primarily to lower compensation and benefits expense driven by our recent cost savings and productivity actions and lower professional service costs, as well as insurance recoveries of $25 related to the supplier plant disruption in our European versatic acids business. The decrease in business realignment costs was due primarily to a decrease in costs related to environmental remediation at certain formerly owned locations. These decreases were partially offset by the decrease in gross profit of $12 discussed above and an increase of $15 in other operating expense due to an increase in realized and unrealized foreign currency transaction losses, partially offset by a gain of $5 on a step acquisition (see Note 12).
Non-Operating Expense
In the first nine months of 2015, total non-operating expense decreased by $23 compared to the first nine months of 2014, primarily due to a $14 gain on debt extinguishment that occurred in the third quarter of 2015 and a decrease in realized and unrealized foreign currency transaction losses. These items were partially offset by an increase of $15 in interest expense driven by higher average debt levels.

Income Tax Expense

The effective tax rate was (200)% and (27)% for the first nine months of 2015 and 2014, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.

For the first nine months of 2015 and 2014, income tax expense relates primarily to income from certain foreign operations. Losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Loss
For the first nine months of 2015, foreign currency translation negatively impacted other comprehensive loss by $73, primarily due to the strengthening of the U.S. dollar against the euro, Brazilian real and Canadian dollar.
For the first nine months of 2014, foreign currency translation negatively impacted other comprehensive loss by $41, primarily due to the strengthening of the U.S. dollar against the Australian dollar and Brazilian real, partially offset by the weakening of the U.S. dollar against the euro.
Results of Operations by Segment
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.
As discussed in Note 9 to the unaudited Condensed Consolidated Financial Statements, in 2015 we modified the components of Corporate and Other to include certain shared service and administrative functional costs that were previously allocated to our reportable segments. Accordingly, for comparative purposes, we have recasted our Segment EBITDA results to include these costs within Corporate and Other for all prior periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net Sales (1):
Epoxy, Phenolic and Coating Resins	$669	$878	$2,026	$2,557
Forest Products Resins	396	469	1,205	1,420
Total	$1,065	$1,347	$3,231	$3,977

Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$92	$84	$265	$241
Forest Products Resins	59	63	182	191
Corporate and Other	(18)	(19)	(54)	(61)
Total	$133	$128	$393	$371

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Three Months Ended September 30, 2015 vs. Three Months Ended September 30, 2014 Segment Results
Following is an analysis of the percentage change net in sales by segment from the three months ended September 30, 2014 to the three months ended September 30, 2015:

	Volume	Price/Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	(11)%	(5)%	(8)%	(24)%
Forest Products Resins	(2)%	(2)%	(12)%	(16)%

Epoxy, Phenolic and Coating Resins
Net sales in the third quarter of 2015 decreased by $209, or 24%, when compared to the third quarter of 2014. Lower volumes negatively impacted net sales by $100, which were primarily driven by continued decreased volumes within our oilfield business, as well as volume decreases related to certain products within our base epoxy business. These decreases were partially offset by higher volumes in our epoxy specialty business. Volume decreases in our oilfield business were a result of reduced natural gas and oil drilling activity as a result of lower oil prices and decreases in volumes in our base epoxy business were primarily due to a customer plant closure in late 2014. Increases in volumes in our epoxy specialty business were driven by continued strong demand in the China wind energy market. Pricing had a negative impact of $39, which was primarily due to unfavorable product mix and competitive pricing pressures in our oilfield business and raw material price decreases passed through to customers. Foreign exchange translation negatively impacted net sales by $70, primarily due to the strengthening of the U.S. dollar against the euro in the third quarter of 2015 compared to the third quarter of 2014.
Segment EBITDA in the third quarter of 2015 increased by $8 to $92 compared to the third quarter of 2014. This increase is primarily due to strong volume growth in our epoxy specialty business and raw material price deflation. These increases more than offset the declines in our oilfield business and unfavorable foreign exchange impacts discussed above.
Forest Products Resins
Net sales in the third quarter of 2015 decreased by $73, or 16%, when compared to the third quarter of 2014. The primary driver of this decrease is foreign exchange translation, which negatively impacted net sales by $55, primarily due to the strengthening of the U.S. dollar against the Brazilian real, Canadian dollar and the euro in the third quarter of 2015 compared to the third quarter of 2014. Lower volumes negatively impacted net sales by $8, and were primarily driven by weaker demand in our Latin American forest products resins business and volume decreases in certain industrial markets within our North American formaldehyde business due to a decrease in oil prices and associated reduction in natural gas and oil drilling activity. These decreases were partially offset by volume increases in our North American forest products resins business due to increases in U.S. housing construction. Pricing had a negative impact of $10, which was primarily due to raw material price decreases contractually passed through to customers and unfavorable product mix in our North American formaldehyde business.
Segment EBITDA in the third quarter of 2015 decreased by $4 to $59 compared to the third quarter of 2014. This decrease is primarily due to the negative impact of foreign exchange translation and volume decreases discussed above, partially offset by favorable lead/lag and increases in raw material productivity.
Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges in the third quarter of 2015 decreased by $1 compared to the third quarter of 2014.
Nine Months Ended September 30, 2015 vs. Nine Months Ended September 30, 2014 Segment Results
Following is an analysis of the percentage change in net sales by segment from the nine months ended September 30, 2014 to the nine months ended September 30, 2015:

	Volume	Price/Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	(7)%	(5)%	(9)%	(21)%
Forest Products Resins	1%	(7)%	(9)%	(15)%
Epoxy, Phenolic and Coating Resins
Net sales in the first nine months of 2015 decreased by $531, or 21%, when compared to the first nine months of 2014. Lower volumes negatively impacted net sales by $186, which were primarily driven by decreased volumes within our oilfield business, as well as volume decreases related to our versatic acid business and certain products within our base epoxy and dispersions businesses. These decreases were partially offset by higher volumes in our epoxy specialty business. Volume decreases in our oilfield business were a result of reduced natural gas and oil drilling activity as a result of lower oil prices. Decreases in volumes in our versatic acid and dispersions businesses were primarily driven by the impact of a supplier disruption in our European versatic acid business and decreases in volumes in our base epoxy business were primarily due to a customer plant closure in late 2014 and operational issues at certain manufacturing facilities. Increases in volumes in our epoxy specialty business were driven by strong demand in the China wind energy market. Pricing had a negative impact of $129, which was primarily due to raw material price decreases passed through to customers, as well as unfavorable product mix and competitive pricing pressures in our oilfield business. Foreign exchange translation negatively impacted net sales by $216, primarily due to the strengthening of the U.S. dollar against the euro in the first nine months of 2015 compared to the first nine months of 2014.
Segment EBITDA in the first nine months of 2015 increased by $24 to $265 compared to the first nine months of 2014. This increase is primarily due to strong volume growth in our epoxy specialty business and raw material price deflation. These increases more than offset the declines in our oilfield business and unfavorable foreign exchange impacts discussed above.

Forest Products Resins
Net sales in the first nine months of 2015 decreased by $215, or 15%, when compared to the first nine months of 2014. The primary driver of this decrease is foreign exchange translation, which negatively impacted net sales by $130, primarily due to the strengthening of the U.S. dollar against the Brazilian real, Canadian dollar and the euro in the first nine months of 2015 compared to the first nine months of 2014. Pricing had a negative impact of $97, which was primarily due to raw material price decreases passed through to customers and unfavorable product mix in our North American formaldehyde business. Higher volumes positively impacted net sales by $12, and were primarily driven by volume increases in our North American forest products resins business due to modest increases in U.S. housing construction. These increases were partially offset by volume decreases in certain industrial markets within our North American formaldehyde business due to a decrease in oil prices and associated reduction in natural gas and oil drilling activity.
Segment EBITDA in the first nine months of 2015 decreased by $9 to $182 compared to the first nine months of 2014. This decrease is primarily due to the negative impact of foreign exchange translation discussed above, partially offset by the volume increases discussed above and increases in raw material productivity.
Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges decreased by $7 compared to the first nine months of 2014 due primarily to lower compensation and benefits expense driven by our recent cost savings actions.
Reconciliation of Segment EBITDA to Net Income (Loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$92	$84	$265	$241
Forest Products Resins	59	63	182	191
Corporate and Other	(18)	(19)	(54)	(61)
Total	$133	$128	$393	$371

Reconciliation:
Items not included in Segment EBITDA
Business realignment costs	$(3)	$(6)	$(11)	$(24)
Realized and unrealized foreign currency losses	(14)	(17)	(17)	(21)
Other	(4)	(14)	(33)	(36)
Total adjustments	(21)	(37)	(61)	(81)
Interest expense, net	(84)	(77)	(245)	(230)
Gain on extinguishment of debt	14	—	14	—
Income tax expense	(1)	(2)	(28)	(17)
Depreciation and amortization	(34)	(38)	(102)	(109)
Net income (loss)	$7	$(26)	$(29)	$(66)
 Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and nine months ended September 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets, certain professional fees and a gain on a step acquisition. For the three and nine months ended September 30, 2014, these items primarily include expenses from retention programs, losses on the disposal of assets and integration costs associated with the previous integration of Hexion and MPM.
Business realignment costs for the three and nine months ended September 30, 2015 include costs related to certain in-process cost reduction programs. Business realignment costs for the three and nine months ended September 30, 2014 primarily relate to costs for environmental remediation at certain formerly owned locations and expenses from minor restructuring programs.

Liquidity and Capital Resources
We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations and availability under the ABL Facility. Our primary liquidity requirements are interest, working capital and capital expenditures.

At September 30, 2015, we had $3,918 of outstanding debt and $562 in liquidity consisting of the following:

•	$187 of unrestricted cash and cash equivalents (of which $142 is maintained in foreign jurisdictions);

•	$337 of borrowings available under our ABL Facility ($372 borrowing base less $35 of outstanding letters of credit); and

•	$38 of time drafts and borrowings available under credit facilities at certain international subsidiaries
As adjusted for the completion of our ABL Amendment, our liquidity would have been $590 as of September 30, 2015.
We do not believe there is any risk to funding our liquidity requirements in any particular jurisdiction for the next twelve months.
Our net working capital (defined as accounts receivable and inventories less accounts payable) at September 30, 2015 and December 31, 2014 was $555 and $565, respectively. A summary of the components of our net working capital as of September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	% of LTM Net Sales	December 31, 2014	% of LTM Net Sales
Accounts receivable	$579	13%	$591	12%
Inventories	362	8%	400	7%
Accounts payable	(386)	(9)%	(426)	(8)%
Net working capital	$555	12%	$565	11%
The decrease in net working capital of $10 from December 31, 2014 was primarily due to the impact of foreign currency translation, driven by the strengthening of the U.S. dollar against most other currencies during 2015. On a constant currency basis, accounts receivable increased primarily due to sales mix within our certain businesses to customers with longer credit terms. The decrease in inventory and accounts payable was due primarily to the impact of foreign currency translation discussed above and lower raw material costs in 2015. To minimize the impact of seasonal changes in net working capital on cash flows, we continue to review inventory safety stock levels, focus on accelerating receivable collections by offering incentives to customers to encourage early payment or through the sale of receivables at a discount and negotiate with vendors to contractually extend payment terms whenever possible.
We periodically borrow from the ABL Facility to support our short-term liquidity requirements, particularly when net working capital requirements increase in response to the seasonality of our volumes in the summer months. As of September 30, 2015, there were no outstanding borrowings under the ABL Facility.
2015 Debt Transactions
In April 2015, we issued $315 aggregate principal amount of the New First Lien Notes. We used the net proceeds to redeem or repay all $40 of our outstanding Sinking Fund Debentures, and to repay all amounts outstanding under the ABL Facility at the closing of the offering. The remaining proceeds from the offering provided incremental liquidity.

On July 27, 2015, we entered into the ABL Amendment, which was completed on November 6, 2015, under which certain of our subsidiaries are borrowers, to (i) add one of our German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand our borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

Additionally, during the third quarter of 2015, we repurchased $115 of our 8.875% Senior Secured Notes due 2018 on the open market for cash of $99. This transaction resulted in a gain of $14, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases.
Short-term Outlook
The following factors will impact 2015 cash flows:

•	Interest and Income Taxes: We expect cash outflows in 2015 related to interest payments on our debt of $310 and income tax payments estimated at $19.

•
Capital Spending: We continue to expect capital spending in 2015 to be lower than 2014. While we have certain capital spending commitments related to various expansion and growth projects in our forest products resins and formaldehyde businesses, our capital spending requirements are generally flexible, and we will continue to manage our overall capital plan in the context of our strategic business and financial objectives.

•	Net Working Capital: We anticipate a decrease in working capital during the remainder 2015, as compared to 2014. We expect a decrease in the fourth quarter of 2015 due to seasonality of demand.
We plan to fund these significant outflows with available cash and cash equivalents, cash from operations, the additional liquidity provided by the 2015 Refinancing Transactions and, if necessary, through available borrowings under our ABL Facility. Based on our liquidity position as of September 30, 2015 and projections of operating cash flows for the remainder of 2015, we believe we have sufficient liquidity to fund continuing operations for the next twelve months.
We continue to review possible sales of certain non-core assets, which could further increase our liquidity. Opportunities for these sales depends to some degree on favorable conditions in the credit markets.
Sources and Uses of Cash
Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

	Nine Months Ended September 30,
	2015	2014
Sources (uses) of cash:
Operating activities	$66	$(132)
Investing activities	(114)	(205)
Financing activities	88	64
Effect of exchange rates on cash flow	(9)	(5)
Net increase (decrease) in cash and cash equivalents	$31	$(278)
Operating Activities
In the first nine months of 2015, operations provided $66 of cash. Net loss of $29 included $107 of net non-cash expense items, of which $102 was for depreciation and amortization, $19 was for unrealized foreign currency losses and $2 was for deferred taxes. These expense items were partially offset by a $14 gain on extinguishment of debt and $5 gain on step acquisition. Net working capital used $41, as compared to $194 of cash used in the first nine months of 2014. The change was due to the decrease in net sales and raw material costs in the first nine months of 2015 and the related impact on the components of net working capital. Changes in other assets and liabilities and income taxes payable provided $29 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.
In the first nine months of 2014, operations used $132 of cash. Net loss of $66 included $136 of net non-cash expense items, of which $109 was for depreciation and amortization and $32 was for unrealized foreign currency losses. Net working capital used $194, which was driven by increases in accounts receivable of $142 and inventory of $92 due to seasonality-driven sequential sales volume increases, which were partially offset by an increase in accounts payable of $40, driven by the same factors. Changes in other assets and liabilities and income taxes payable used $8 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.
Investing Activities
In the first nine months of 2015, investing activities used $114 of cash. We spent $122 for capital expenditures, which primarily related to plant expansions, improvements and maintenance related capital expenditures. Additionally, we spent $7, net of cash received, on the step acquisition of a joint venture. The sale of certain investments and other assets provided cash of $7, and the decrease in restricted cash provided $8.
In the first nine months of 2014, investing activities used $205 of cash. We spent $133 for capital expenditures, which primarily related to plant expansions, improvements and maintenance related capital expenditures. We also used cash of $52 for the acquisition of a manufacturing facility in Shreveport, Louisiana and $12 of cash to purchase a subsidiary of MPM. We extended a loan to an unconsolidated affiliate which resulted in a $50 decrease in cash, which was offset by the subsequent $50 repayment of the loan by the unconsolidated affiliate. Additionally, we used net cash of $4 to purchase debt securities and the change in restricted cash used $2.
Financing Activities
In the first nine months of 2015, financing activities provided $88 of cash. Net short-term debt repayments were $1, and net long-term debt borrowings were $99, which primarily consisted of proceeds from the issuance of an aggregate principal amount of $315 New First Lien Notes, which was partially offset by the redemption or repayment of approximately $40 of our outstanding Sinking Fund Debentures and all amounts outstanding on the ABL Facility at the time of the issuance, as well as $99 used to repurchase a portion of our 8.875% Senior Secured Notes due 2018 on the open market. We also paid $10 of financing fees related to these debt transactions.
In the first nine months of 2014, financing activities provided $64 of cash. Net short-term debt borrowings were $25, and net long-term debt borrowings were $39, which primarily consisted of net borrowings under the ABL Facility.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to Hexion Inc. in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.
Debt Repurchases and Other Financing Transactions
Depending upon market, pricing and other conditions, as well as our cash balances and liquidity, we or our affiliates, may seek to acquire additional notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges or other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future, as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.
Covenant Compliance
The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in one case, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.
The indentures that govern our 6.625% First-Priority Senior Secured Notes, New First Lien Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0 to 1.0. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.
The ABL Facility, which is subject to a borrowing base, does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At September 30, 2015, our availability under the ABL Facility exceeded such levels; therefore, the minimum fixed charge covenant ratio did not apply. As of September 30, 2015, we were in compliance with all covenants that govern the ABL Facility. We do not believe that a covenant default under the ABL Facility is reasonably likely to occur in the foreseeable future.
Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.

Reconciliation of Net Loss to Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under certain of our indentures for the period presented:

September 30, 2015
LTM Period
Net loss	$(187)
Income tax expense	33
Interest expense, net	322
Gain on extinguishment of debt	(14)
Depreciation and amortization	138
EBITDA	292
Adjustments to EBITDA:
Business realignment costs (1)	33
Realized and unrealized foreign currency losses	28
Unrealized loss on pension and postretirement benefits (2)	91
Other (3)	51
Cost reduction programs savings (4)	14
Adjusted EBITDA	$509
Pro forma fixed charges (5)	$312
Ratio of Adjusted EBITDA to Fixed Charges (6)	1.63

(1)	Represents headcount reduction expenses and plant rationalization costs related to cost reduction programs and other costs associated with business realignments.

(2)	Represents non-cash losses resulting from pension and postretirement benefit plan liability remeasurements.

(3)
Primarily includes pension expense related to formerly owned businesses, business optimization expenses, management fees, retention program costs, stock-based compensation and realized and unrealized foreign exchange and derivative activity.

(4)
Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the LTM period. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.

(5)	Reflects pro forma interest expense based on interest rates at September 30, 2015, as if the 2015 Refinancing Transactions had taken place at the beginning of the period.

(6)
The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of September 30, 2015, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness and to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under our ABL Facility (available borrowings of which were $337 at September 30, 2015).

Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. We are currently assessing the potential impact of ASU 2014-09 on our financial statements.
In January 2015, the FASB issued Accounting Standards Board Update No. 2015-01:  Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of  extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on our financial statements.

In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on our financial statements.

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, ASU 2015-03 was amended by Accounting Standards Board Update No. 2015-15: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 adds language to ASU 2015-03 based on the SEC Staff Announcement that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03, as amended by ASU 2015-15, is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. We plan to early adopt ASU 2015-03 as of December 31, 2015. Based on unamortized debt issuance costs as of September 30, 2015, we estimate approximately $55 of debt issuance costs would be reclassified from “Other long-term assets” to “Long term debt” within our Consolidated Balance Sheets.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. We are currently assessing the potential impact of ASU 2015-11 on our financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”) as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on our financial statements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk
There have been no material developments during the first nine months of 2015 on the matters we have previously disclosed about quantitative and qualitative market risk in our Annual Report on Form 10-K for the year ended December 31, 2014.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of September 30, 2015. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at September 30, 2015.
Changes in Internal Control Over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II

Item 1.	Legal Proceedings
There have been no other material developments during the third quarter of 2015 in any of the ongoing legal proceedings that are included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Item 1A.	Risk Factors
There have been no material changes during the first nine months of 2015 in the risk factors that were included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3.	Defaults upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
This item is not applicable to the registrant.

Item 5.	Other Information
None.

Item 6.    Exhibits

31.1	Rule 13a-14 Certifications:

(a) Certificate of the Chief Executive Officer

(b) Certificate of the Chief Financial Officer

32.1	Section 1350 Certifications

101.INS*	XBRL Instance Document

101.SCH*	XBRL Schema Document

101.CAL*	XBRL Calculation Linkbase Document

101.DEF*	XBRL Definition Linkbase Document

101.LAB*	XBRL Label Linkbase Document

101.PRE*	XBRL Presentation Linkbase Document

* Attached as Exhibit 101 to this report are documents formatted in XBRL (Extensible Business Reporting Language). The financial information in the XBRL-related documents is “unaudited” or “unreviewed.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEXION INC.

Date:	November 9, 2015	/s/ William H. Carter
William H. Carter
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1(A)
Certification of Financial Statements and Internal Controls
I, Craig O. Morrison, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 9, 2015

/s/ Craig O. Morrison
Craig O. Morrison
Chief Executive Officer

Exhibit 31.1(B)
Certification of Financial Statements and Internal Controls
I, William H. Carter, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 9, 2015

/s/ William H. Carter
William H. Carter
Chief Financial Officer

Exhibit 32.1
Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 Of The Sarbanes-Oxley Act of 2002
In connection with the Quarterly Report of Hexion Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig O. Morrison	/s/ William H. Carter
Craig O. Morrison	William H. Carter
Chief Executive Officer	Chief Financial Officer

November 9, 2015	November 9, 2015
A signed original of this statement required by Section 906 has been provided to Hexion Inc. and will be retained by Hexion Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

1

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions)	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $8 and $5, respectively)	$101	$88
Short-term investments	—	7
Accounts receivable (net of allowance for doubtful accounts of $11 and $12, respectively)	308	316
Accounts receivable from affiliates	201	190
Loans receivable from affiliates	12	11
Inventories:
Finished and in-process goods	130	152
Raw materials and supplies	59	60
Other current assets	34	33
Total current assets	845	857
Long-term loans receivable from affiliates	50	37
Investment in unconsolidated entities	10	17
Other long-term assets	41	48
Property and equipment
Land	45	50
Buildings	154	165
Machinery and equipment	1,153	1,213
	1,352	1,428
Less accumulated depreciation	(874)	(925)
	478	503
Goodwill	103	102
Other intangibles assets, net	39	50
Total assets	$1,566	$1,614
Liabilities and Deficit
Current liabilities:
Accounts payable	$209	$221
Accounts payable to affiliates	94	100
Debt payable within one year	51	55
Affiliated debt payable within one year	17	276
Income taxes payable	15	3
Other current liabilities	91	91
Total current liabilities	477	746
Long-term liabilities:
Long-term debt	39	51
Affiliated long-term debt	1,234	1,008
Deferred income taxes	8	9
Long-term pension and post employment benefit obligations	202	218
Other long-term liabilities	66	63
Total liabilities	2,026	2,095
Commitments and contingencies (see Note 8)
Deficit
Paid-in capital	149	128
Loans receivable from parent	(87)	(1)
Accumulated other comprehensive loss	(58)	(15)
Accumulated deficit	(462)	(591)
Total Hexion International Holdings Cooperatief U.A. shareholder’s deficit	(458)	(479)
Noncontrolling interest	(2)	(2)
Total deficit	(460)	(481)
Total liabilities and deficit	$1,566	$1,614
See Notes to Condensed Consolidated Financial Statements

2

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2015	2014
Net sales	$1,826	$2,246
Cost of sales	1,523	1,972
Gross profit	303	274
Selling, general and administrative expense	148	199
Business realignment costs	5	6
Other operating expense, net	2	2
Operating income	148	67
Interest expense, net	6	5
Affiliated interest expense, net	60	67
Other non-operating income, net	(73)	(67)
Income before income taxes and losses from unconsolidated entities	155	62
Income tax expense	26	12
Net income	$129	$50
See Notes to Condensed Consolidated Financial Statements

3

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine Months Ended September 30,
(In millions)	2015	2014
Net income	$129	$50
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(43)	(39)
Other comprehensive loss	(43)	(39)
Comprehensive income	$86	$11
See Notes to Condensed Consolidated Financial Statements

4

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2015	2014
Cash flows provided by (used in) operating activities
Net income	$129	$50
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	47	56
Allocations of corporate overhead, net (see Note 4)	8	11
Unrealized gain on foreign exchange guarantee agreement with parent (see Note 4)	(68)	(66)
Loss on cash pooling guarantee agreement with parent (see Note 4)	1	4
Gain on step acquisition (see Note 11)	(5)	—
Deferred tax expense	2	1
Unrealized foreign exchange losses	12	4
Other non-cash adjustments	(5)	—
Net change in assets and liabilities:
Accounts receivable	(71)	(119)
Inventories	(2)	(55)
Accounts payable	18	47
Income taxes payable	12	(5)
Other assets, current and non-current	13	(4)
Other liabilities, current and non-current	(3)	26
Net cash provided by (used in) operating activities	88	(50)
Cash flows used in investing activities
Capital expenditures	(56)	(58)
Purchase of businesses, net of cash acquired	(7)	(12)
Change in restricted cash	(3)	(2)
Proceeds from sale of assets	1	—
Proceeds from sale of (purchases of) investments, net	6	(4)
Net cash used in investing activities	(59)	(76)
Cash flows (used in) provided by financing activities
Net short-term debt repayments	(2)	—
Borrowings of long-term debt	20	58
Repayments of long-term debt	(38)	(64)
Affiliated loan (repayments) borrowings, net	(3)	10
Capital contribution from parent	13	15
Net cash (used in) provided by financing activities	(10)	19
Effect of exchange rates on cash and cash equivalents	(9)	(5)
Increase (decrease) in cash and cash equivalents	10	(112)
Cash and cash equivalents (unrestricted) at beginning of period	83	177
Cash and cash equivalents (unrestricted) at end of period	$93	$65
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$55	$71
Income taxes paid	7	20
Non-cash investing activities:
Non-cash assumption of debt on step acquisition (see Note 11)	$18	$—
See Notes to Condensed Consolidated Financial Statements

5

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF DEFICIT (Unaudited)

(In millions)	Paid-in Capital	Loans Receivable from Parent	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion International Holdings Cooperatief U.A. Shareholders’ Deficit	Noncontrolling Interest	Total
Balance at December 31, 2014	$128	$(1)	$(15)	$(591)	$(479)	$(2)	$(481)
Net income	—	—	—	129	129	—	129
Other comprehensive loss	—	—	(43)	—	(43)	—	(43)
Capital contribution from parent	13	—	—	—	13	—	13
Net payments from parent	—	1	—	—	1	—	1
Non-cash changes in principal and translation adjustment	—	(87)	—	—	(87)	—	(87)
Allocations of corporate overhead (see Note 4)	8	—	—	—	8	—	8
Balance at September 30, 2015	$149	$(87)	$(58)	$(462)	$(458)	$(2)	$(460)

See Notes to Condensed Consolidated Financial Statements

6

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions)
1. Background and Basis of Presentation
Hexion International Holdings Cooperatief U.A. (“CO-OP”) (formerly known as Momentive International Holdings Cooperatief U.A.) is a holding company whose primary assets are its investments in Hexion Holding B.V. and Hexion Canada, Inc. (“Hexion Canada”), and their respective subsidiaries. Together, CO-OP, through its investments in Hexion Canada and Hexion Holding B.V. and their respective subsidiaries, (collectively referred to as the “Company”), is engaged in the manufacture and marketing of urea, phenolic, epoxy and epoxy specialty resins and coatings applications primarily used in forest and industrial and construction products and other specialty and industrial chemicals worldwide. At September 30, 2015, the Company’s operations included 36 manufacturing facilities in Europe, North America, South America, Australia, New Zealand and Korea.
The Company is a wholly owned subsidiary of Hexion Inc. (“Hexion”), which, through a series of intermediate holding companies, is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). The Company has significant related party transactions with Hexion, as discussed in Note 4. CO-OP operates as a business under the direction and with support of its parent, Hexion. All entities are under the common control of Hexion.
Hexion serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Change in Accounting Policy—In 2015, the Company elected to change its accounting policies related to the recognition of gains and losses for pension and other non-pension postretirement benefit plans (“OPEB”) to a more preferable policy under U.S. GAAP. Specifically, such gains and losses historically recognized as a component of “Other comprehensive income (loss)”, and amortized into net income (loss) in future periods, will be recognized in earnings in the period in which they occur. In addition, the Company has changed its policy for recognizing expected returns on plan assets from a market-related value method (based on a five-year smoothing of asset returns), to a fair value method.
Under the new policies, upon the Company’s annual remeasurement of its pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant remeasurement, the Company will immediately recognize gains and losses as a mark-to-market (“MTM”) gain or loss through earnings. As such, under the new policies, the Company’s net periodic pension and OPEB expense recognized on a quarterly basis will consist of i) service cost, interest cost, expected return on plan assets, amortization of prior service cost/credits and ii) MTM adjustments recognized annually in the fourth quarter upon remeasurement of pension and OPEB liabilities or when triggering events warrant remeasurement. The Company believes that these changes are preferable as they provide greater transparency of the Company’s economic obligations in accounting results and better alignment with fair value accounting principles by recognizing the effects of economic and interest rate changes on pension and OPEB assets and liabilities in the year in which the gains and losses are incurred.
The impact of these pension and OPEB accounting policy changes was applied through retrospective application of the new policy to all periods presented. Accordingly, all relevant information as of, and for the nine months ended, September 30, 2015 and all prior periods has been adjusted to reflect the application of the changes. As of January 1, 2015, the cumulative effect of these changes was a $128 increase to “Accumulated deficit”, a $131 decrease to “Accumulated other comprehensive loss”, a $2 increase to “Finished and in-process goods” and a $1 increase to “Noncontrolling interest” in the unaudited Condensed Consolidated Balance Sheets. The effects of the aforementioned accounting policy changes to the unaudited Condensed Consolidated Financial Statements are as follows:

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	Previous Accounting Method	Effect of Accounting Change	As Reported
Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2015:
Cost of sales	$1,526	$(3)	$1,523
Selling, general and administrative expense	153	(5)	148
Income tax expense	27	(1)	26
Net income	120	9	129
Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2015:
Net income	$120	$9	$129
Changes in inventories	(4)	2	(2)
Net changes in other liabilities, current and long-term	8	(11)	(3)
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2015:
Net income	$120	$9	$129
Gain recognized from pension and postretirement benefits	10	(10)	—
Comprehensive income	87	(1)	86

	Previous Accounting Method	Effect of Accounting Change	As Reported
Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2014:
Cost of sales	$1,976	$(4)	$1,972
Selling, general and administrative expense	200	(1)	199
Income tax expense	18	(6)	12
Net income	39	11	50
Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2014:
Net income	$39	11	$50
Changes in income taxes payable	2	(7)	(5)
Changes in inventories	(53)	(2)	(55)
Net changes in other liabilities, current and long-term	28	(2)	26
Unaudited Condensed Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2014:
Net income	$39	$11	$50
Gain recognized from pension and postretirement benefits	3	(3)	—
Comprehensive income	3	8	11
Footnotes to the unaudited Condensed Consolidated Financial Statements herein have been adjusted to reflect the impact of these changes accordingly.
Subsequent Events—The Company has evaluated events and transactions subsequent to September 30, 2015 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In January 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2015-01:  Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of  extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on the Company’s financial statements.

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In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2015-03 are not expected to have a significant impact on the Company’s financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the overall FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently assessing the potential impact of ASU 2015-11 on its financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”) as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on the Company’s financial statements.
3. Restructuring
In 2014, in response to an uncertain economic outlook, the Company initiated significant restructuring programs with the intent to optimize its cost structure and bring manufacturing capacity in line with demand. The Company estimates that these restructuring cost activities will occur over the next 6 to 12 months. As of September 30, 2015, the total costs expected to be incurred on restructuring activities are estimated at $11, consisting primarily of workforce reduction costs.
The following table summarizes restructuring information:

Restructuring costs expected to be incurred	$11
Cumulative restructuring costs incurred through September 30, 2015	$11

Accrued liability at December 31, 2014	$8
Restructuring charges	1
Payments	(6)
Accrued liability at September 30, 2015	$3
Workforce reduction costs primarily relate to non-voluntary employee termination benefits and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the nine months ended September 30, 2015, charges of $1 were recorded in “Business realignment costs” in the unaudited Condensed Consolidated Statements of Operations. At September 30, 2015, the Company had accrued $3 for restructuring liabilities in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets.

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4. Related Party Transactions
Product Sales and Purchases
The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $176 and $183 for the nine months ended September 30, 2015 and 2014, respectively. The Company also purchases raw materials and finished goods from Hexion and certain of its subsidiaries. Total purchases were $52 and $60 for the nine months ended September 30, 2015 and 2014, respectively. These transactions are included in “Net sales” and “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations, accordingly.
The Company sells products to certain Apollo affiliates and other related parties. These sales were $27 and $11 for the nine months ended September 30, 2015 and 2014, respectively. Accounts receivable from these affiliates were $4 and $5 at September 30, 2015 and December 31, 2014, respectively. The Company also purchases raw materials and services from certain Apollo affiliates and other related parties. These purchases were $1 and $2 for the nine months ended September 30, 2015 and 2014, respectively. The Company had accounts payable to these affiliates of less than $1 and $1 at September 30, 2015 and December 31, 2014, respectively.
Billed Allocated Expenses
Hexion incurs various administrative and operating costs on behalf of the Company that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs were $30 and $29 for the nine months ended September 30, 2015 and 2014, respectively, and are primarily included within “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Hexion provides global services related to procurement to the Company. These types of services are a raw materials based charge as a result of the global services being primarily related to procurement. The Company’s expense relating to these services totaled $14 and $17 for the nine months ended September 30, 2015 and 2014, respectively, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
The Company also has various technology and royalty agreements with Hexion. Charges under these agreements are based on revenue or profits generated. The Company’s total expense related to these agreements was $17 for both the nine months ended September 30, 2015 and 2014, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
In addition, Hexion maintains certain insurance policies that benefit the Company. Expenses related to these policies are allocated to the Company based upon sales, and were $5 for both the nine months ended September 30, 2015 and 2014. These expenses are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2015) with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for statutory purposes associated with certain of its affiliated loans. The Company recorded an unrealized gain of $68 and $66 for the nine months ended September 30, 2015 and 2014, respectively, which has been recorded within “Other non-operating income, net” in the unaudited Condensed Consolidated Statements of Operations. In the second quarter of 2015, $85 of the outstanding receivable related to the hedge agreement results from 2014 was converted into an affiliated loan from Hexion to the Company. At September 30, 2015, the balance of this affiliated loan of $87 is recorded in "Loans receivable from parent" within the equity section of the unaudited Condensed Consolidated Balance Sheets.
Cash Pooling Agreement Guarantee
In March 2012, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any interest income or expense exposure incurred by the Company for income tax purposes associated with certain of its affiliated loans that were entered into under an internal cash management agreement. In connection with this agreement, the Company recorded expense of $1 and $4 for the nine months ended September 30, 2015 and 2014, respectively, which has been recorded within “Other non-operating income, net” in the unaudited Condensed Consolidated Statements of Operations.
Accounts Receivable Factoring Agreement Guarantee
In December 2013, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange or bad debt exposure incurred by the Company for income tax purposes associated with purchases and sales of accounts receivable under an internal accounts receivable purchase and sale agreement. In connection with this agreement, the Company recorded expense of less than $1 for both the nine months ended September 30, 2015 and 2014, which has been recorded within “Other non-operating income, net” in the unaudited Condensed Consolidated Statements of Operations.
At September 30, 2015 and December 31, 2014, the Company had affiliated receivables of $201 and $190, respectively, and affiliated payables of $94 and $100, respectively, pertaining to all of the billed related party transactions described above.

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Unbilled Allocated Corporate Controlled Expenses

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by the Company. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of net sales. Management believes that the amounts are allocated in a manner that is reasonable and consistent, and that these allocations are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. These charges are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations, with the offsetting credit recorded in “Paid-in capital.” There is no income tax benefit recorded related to these amounts because they are not deductible for tax purposes.
The following table summarizes the corporate controlled expense allocations for the nine months ended September 30:

	2015	2014
Executive group	$3	$3
Environmental, health and safety services	1	2
Finance	4	6
Total	$8	$11
Other Transactions
In March 2014, the Company entered into a ground lease with a Brazilian subsidiary of Momentive Performance Materials Inc. (“MPM”), an affiliate of the Company’s parent, to lease a portion of MPM’s manufacturing site in Itatiba, Brazil for purposes of constructing and operating an epoxy production facility. In conjunction with the ground lease, the Company also entered into a site services agreement whereby MPM’s subsidiary will provide to the Company various services such as environmental, health and safety, security, maintenance and accounting, amongst others, to support the operation of this new facility. The Company paid less than $1 to MPM under this agreement during both the nine months ended September 30, 2015 and 2014.
In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company will act as a distributor of certain of MPM’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. Additionally, MPM provided transitional services to the Company for a period of 6 months subsequent to the transaction date. During the nine months ended September 30, 2015 and 2014, the Company purchased approximately $21 and $20, respectively, of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of September 30, 2015 and December 31, 2014, the Company had $3 and $2, respectively, of accounts payable to MPM related to the distribution agreement.
5. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

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Recurring Fair Value Measurements
Following is a summary of assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
September 30, 2015
Derivative assets	$—	$165	$—	$165
December 31, 2014
Derivative assets	$—	$98	$—	$98
Level 2 derivative assets and liabilities consist of derivative instruments transacted predominately in over-the-counter markets, and primarily consists of amounts related to the foreign exchange gain/loss guarantee agreement with the Company's parent (see Note 6).
There were no transfers between Level 1, Level 2 or Level 3 measurements during the six months ended September 30, 2015 or 2014.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At September 30, 2015 and December 31, 2014, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
September 30, 2015
Debt	$90	$—	$88	$2	$90
December 31, 2014
Debt	$106	$—	$103	$3	$106
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.
6. Derivative Instruments and Hedging Activities
Derivative Financial Instruments
The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.
Foreign Exchange Rate Swaps
International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.
The Company is party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of its Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

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Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2015) with Hexion, whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for income tax purposes associated with certain of its affiliated loans. This arrangement qualifies as a derivative and is recorded at fair value in the unaudited Condensed Consolidated Balance Sheets. The Company does not apply hedge accounting to this derivative instrument.
The following table summarizes the Company’s asset and liability derivative financial instruments as of September 30, 2015 and December 31, 2014:

	September 30, 2015				December 31, 2014
Derivatives not designated as hedging instruments	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Location of Derivative Asset (Liability)
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	365	—	$872	$162	365	—	$815	$98	Accounts receivable from affiliates
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps - asset	—	—	17	3	—	—	4	—	Other current assets
Brazil foreign exchange rate swaps - liability	—	—	3	—	—	—	12	(1)	Other current liabilities
Total				$165				$97
The following table summarizes gains and losses recognized on the Company’s derivative financial instruments, which are recorded in “Other non-operating income, net” in the unaudited Condensed Consolidated Statements of Operations:

Derivatives not designated as hedging instruments	Amount of Gain Recognized in Income for the Nine Months Ended September 30:
	2015	2014
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	$68	$66
Total	$68	$66
7. Debt and Lease Obligations
Debt outstanding at September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015		December 31, 2014
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$—	$—
Other Borrowings:
Australia Facility due 2017	29	3	36	4
Brazilian bank loans	7	42	10	46
Capital leases and other	3	6	5	5
Total	$39	$51	$51	$55

ABL Facility Amendment

On July 27, 2015, the Company entered into an amendment to its ABL Facility, which was completed on November 6, 2015, under which certain of the Company’s subsidiaries are borrowers, to (i) add one of its German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand its borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

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8. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At September 30, 2015, the amount of the assessment, including tax, penalties, monetary correction and interest, is 41 Brazilian reais, or approximately $11.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at September 30, 2015 and December 31, 2014.

	Liability		Range of Reasonably Possible Costs at September 30, 2015
Site Description	September 30, 2015	December 31, 2014	Low	High
Currently-owned	$4	$5	$3	$9
Formerly-owned:
Remediation	—	—	—	—
Monitoring only	—	—	—	—
Total	$4	$5	$3	$9
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At both September 30, 2015 and December 31, 2014, $1 has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
Non-Environmental Legal Matters
The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The Company had reserves of $1 and $3 at September 30, 2015 and December 31, 2014, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable.
The Company is also involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.

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9. Pension and Non-Pension Postretirement Benefit Plans
Following are the components of net pension and postretirement expense recognized by the Company for the nine months ended September 30, 2015 and 2014 (see Note 2):

	Nine Months Ended September 30,
	Pension Benefits		Non-Pension Postretirement Benefits
	2015	2014	2015	2014
Service cost	$12	$11	$—	$—
Interest cost on projected benefit obligation	8	13	1	1
Expected return on assets	(9)	(12)	—	—
Net expense	$11	$12	$1	$1
10. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$2	$(17)	$(15)	$(1)	$39	$38
Other comprehensive loss before reclassifications, net of tax	—	(43)	(43)	—	(39)	(39)
Net other comprehensive loss	—	(43)	(43)	—	(39)	(39)
Ending balance	$2	$(60)	$(58)	$(1)	$—	$(1)
11. Step Acquisition
In August 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from its joint venture partner to better position the Company to serve its customers in this region. As a result of the transaction, the Company now owns a 100% interest in MUSC. This transaction was accounted for as a step acquisition and the allocation of the consideration exchanged was based upon a valuation of MUSC’s net identifiable assets and liabilities as of the transaction date. The allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in cash of $3, a net liability of $4 allocated to working capital, $29 allocated to property and equipment, $4 allocated to debt payable within one year, $14 allocated to long-term debt and $10 allocated to goodwill. Additionally, a gain of $5 was recorded in “Other operating expense, net” in the unaudited Condensed Consolidated Statements of Operations, which represents the difference between the $10 fair value and $5 carrying value of the Company’s previously held 50% non-controlling interest in MUSC on the acquisition date. The fair value of the non-controlling interest was determined using a market approach.
The pro forma impacts of this acquisition are not material to the Company’s unaudited Condensed Consolidated Financial Statements.
12. Income Taxes
The effective tax rate was 17% and 19% for the nine months ended September 30, 2015 and 2014, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which the Company operates. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.
For both the nine months ended September 30, 2015 and September 30, 2014, income tax expense relates primarily to income from certain foreign operations, which were higher in certain foreign jurisdictions for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014.

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